Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Electric Bike Company, LLC
1945 Placentia Ave Ste A
Costa Mesa, CA 92627
https://electricbikecompany.com/

Up to $1,234,999.33 in Class B Common Units at $0.83
Minimum Target Amount: $19,999.68

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Electric Bike Company, LLC
Address: 1945 Placentia Ave Ste A, Costa Mesa, CA 92627
State of Incorporation: DE
Date Incorporated: February 12, 2025

Terms:

Equity

Offering Minimum: $19,999.68 | 24,096 shares of Class B Common Units
Offering Maximum: $1,234,999.33 | 1,487,951 shares of Class B Common Units
Type of Security Offered: Class B Common Units
Purchase Price of Security Offered: $0.83
Minimum Investment Amount (per investor): $499.66

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus: Customers and previous investors of Electric Bike Company are eligible for an additional 25% bonus shares.

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 3: Invest $2,500+ within the first 2 weeks | 15% bonus shares

Early Bird 4: Invest $5,000+ within the first 2 weeks | 20% bonus shares

Early Bird 5: Invest $10,000+ within the first 2 weeks | 25% bonus shares

Early Bird 6: Invest $25,000+ within the first 2 weeks | 30% bonus shares

Early Bird 7: Invest $50,000+ within the first 2 weeks | 35% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $1,000+ between days 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $1,000+ between days 60 - 65 and receive 8% bonus shares

Amount-Based Perks

Gear Shifter: Invest $500+ and receive an investor's edition Electric Bike Company t-shirt and 5% off on your next accessory purchase online

Locked in: Invest $1,000+ and receive 1% bonus shares, and a Premium Anti-Theft Bike Alarm

Cruise Control: Invest $2,500+ and receive 2% bonus shares, an Electric Bike Company Hat and custom color E-helmet, 10% off an e-bike purchase

Trailblazer: Invest $5,000+ and receive 5% bonus shares, Comprehensive accessory pack (includes hidden air tag tracking bell), and 15% off next bike or trike purchase.

High Wheeler: Invest $10,000+ and receive 7% bonus shares, Customized electric bike/trike color options, a Premium accessory pack, and a private tour of our factory

Builder's Club: Invest $25,000+ and receive 10% bonus shares, an Exclusive annual product development session with the team, 30% off an e-bike purchase

Legends Tour: Invest $50,000+ and receive 15% bonus shares, Lifetime service and maintenance package, a Customized flagship electric bike,and Zion National Park E-bike tour with EBC executive, dinner and 2 nights accommodation

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Electric Bike Company, LLC will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Units at $0.83 / share, you will receive 110 shares of Class B Common Units, meaning you'll own 110 shares for $83. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Founded in 2014 and headquartered in Costa Mesa, California, Electric Bike Company (EBC) specializes in designing and manufacturing customizable electric cruiser bicycles. The company aims to provide high-quality, American-made e-bikes that blend luxury, safety, and performance. EBC's product lineup includes various models, each tailored to meet diverse customer preferences and riding styles.

EBC offers a range of electric cruiser bicycles that are fully customizable, allowing customers to select colors, accessories, and branding to suit their individual tastes. The e-bikes are built using high-quality global materials and are assembled in EBC's California factory. Emphasizing safety and technology, the company incorporates features like smart battery management systems to prevent overheating and fires.

EBC operates on a factory-direct-to-consumer business model, eliminating unnecessary markups associated with intermediaries. This approach enables the company to offer competitively priced, high-quality e-bikes directly to customers. EBC's supply chain involves sourcing premium components from global suppliers, which are then assembled in its California facility. The target customer base includes individuals seeking customizable, reliable, and stylish electric cruiser bicycles for leisure, commuting, and recreational purposes.

<u>Corporate History</u>

The Company was initially formed as a California LLC on May 22, 2014 and converted to a Delaware LLC on February 12, 2025.

<u>Alta Media Partners LLC v. Electric Bike Company LLC</u>

On April 16, 2025, Alta Media Partners LLC filed a civil complaint against the Company in the California Superior Court for Orange County (Case No. 025-0147558), seeking payment for unpaid invoices totaling approximately $27,000 related to affiliate marketing services provided between October 2024 and February 2025. The Company had engaged Alta Media under a recurring service agreement but experienced delays in payment due to seasonal cash flow constraints. The matter is currently pending. The Company is exploring options to resolve the dispute and may enter into a negotiated settlement. No judgment has been entered as of the date of this filing.

<u>Litigation Disclosure</u>

In connection with its acquisition of Integral Electrics, LLC in February 2025, Electric Bike Company, LLC ("the Company") became indirectly involved in a legal claim asserted by a former consultant to Integral. The claim relates to alleged unpaid compensation and penalties totaling approximately $30,000. While the claim predates the acquisition, the Company continues to make payments to the claimant under a predetermined schedule. The Company does not expect this matter to affect its equity capitalization table or require the use of offering proceeds. However, resolution of the matter may involve additional legal fees and administrative costs. No resolution is expected during the course of this offering.

Competitors and Industry

EBC operates within the electric bicycle industry, focusing on the niche market of customizable electric cruiser bikes.

Dominant players in the broader e-bike market include companies like Lectric and Rad Power Bikes. Direct competitors with similar product offerings and company size include Velotric, Ride1Up, Pedego, and Super73. These companies offer various e-bike models that cater to customers seeking stylish and functional electric bicycles for urban commuting and recreational use.

Current Stage and Roadmap

EBC has established itself as a reputable manufacturer of customizable electric cruiser bicycles, with a diverse product lineup and a strong customer base. The company continues to focus on innovation and expansion to meet the evolving demands of the market.

In the near future, EBC plans to achieve several key milestones:

Launching New Products: EBC intends to introduce new e-bike models and accessories, further expanding its product lineup to cater to a broader range of customer preferences.

Expanding Distribution Channels: The company aims to enhance its distribution network by partnering with additional dealerships and mobile bike mechanics across the United States, ensuring seamless support and service for customers nationwide.

Enhancing and Expanding Go To Market: EBC plans to bolster its marketing initiatives through targeted advertising campaigns and strategic partnerships, raising brand awareness and reaching new customer segments.

Enhancing Technological Capabilities: Following the merger with Integral Electrics LLC, EBC is focused on integrating advanced technologies into its e-bike models, including IOT and a custom mobile application for tracking and service. These improvements will enhance performance, safety, and user experience.

These initiatives reflect EBC's commitment to continuous improvement and its dedication to providing customers with high-quality, innovative electric bicycles.

The Team

Managers

Name: Sean Patrick Lupton-Smith

Sean Patrick Lupton-Smith's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO and Director
  Dates of Service: January, 2014 - Present
  Responsibilities: Founder and CEO. Does not currently receive a salary from the Company.

Name: Russell Theodore Skiba

Russell Theodore Skiba's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP Finance/Controller
  Dates of Service: January, 2024 - Present
  Responsibilities: Manage all day-to-day functions of the accounting department. Manage daily cash flow and banking. Prepare financial reports, develop budgets, and perform variance analysis. Receives an annual salary of $135,000 from the Company.

Other business experience in the past three years:

- Employer: Structures/Virgin Galactic
  Title: Release Train Engineer
  Dates of Service: March, 2023 - December, 2023
  Responsibilities: Championed SAFe deployment and implementation. Managed Release Train Engineering support services

Other business experience in the past three years:

- Employer: Vision 33

Title: IT Process Improvement/Scrum Master
Dates of Service: March, 2019 - March, 2023
Responsibilities: Managed implementation software for enterprises of all sizes, developing, and managing software roadmaps, deploying, and managing Agile Release Train processes. Developed and aligned systems to support growth, security, stability, and profitability

Name: Laura Palm Belmar

Laura Palm Belmar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President and Chief Commercial Officer
  Dates of Service: February, 2025 - Present
  Responsibilities: Face of the brand and leadership team. Receives an annual salary of $135,000 from the Company.

Other business experience in the past three years:

- Employer: Integral Electrics
  Title: Co-founder and CEO
  Dates of Service: October, 2022 - February, 2025
  Responsibilities: Co-founder and CEO at Integral Electrics, led product development of cargo e-bikes, e-trikes, as well as customer acquisition and finance.

Other business experience in the past three years:

- Employer: Kinetika Inc dba Mason Bottle
  Title: Co-founder and CEO
  Dates of Service: December, 2014 - September, 2022
  Responsibilities: Co-founder and CEO at Mason Bottle, which makes sustainable US made baby products. Led product development, customer acquisition and finance until the Company's acquisition in September 2022.

Name: Michael Alan Edwards

Michael Alan Edwards's current primary role is with Old Post Company Inc. Michael Alan Edwards currently services 5-10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: March, 2025 - Present
  Responsibilities: Facilitates meetings and strategic relationships for the Company.

Other business experience in the past three years:

- Employer: Old Post Company Inc
  Title: Principal
  Dates of Service: March, 2024 - Present
  Responsibilities: Principal, Managing Director and Founder

Other business experience in the past three years:

- Employer: Weiss Advisors
  Title: Partner, Deputy CIO
  Dates of Service: May, 2019 - March, 2024
  Responsibilities: Partner and Deputy Chief Investment Officer, headed strategy and marketing and served on allocation and executive committees.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms), advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Class B Common Units in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class B Common Units that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Class B Common Units we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Companythe company may need to moderate it's operating plans or it may fail.. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Electric Bike Company, LLC was formed on February 12, 2025. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Electric Bike Company, LLC has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Reliance on Management’s Judgment and Fiduciary Duty
As an investor, you will hold a minority position and will not have a role in day-to-day operations or decision-making. The Company's management team has broad discretion over the use of proceeds and strategic direction. While management owes a fiduciary duty to act in the best interests of all shareholders, including duties of care and loyalty, investors must recognize that business decisions inherently involve judgment and risk. There can be no assurance that management’s decisions will result in financial success or preserve shareholder value. Your investment depends substantially on the competence, integrity, and good faith of the Company's leadership.

We are currently involved in litigation with a service provider, and similar disputes could arise in the future, which may harm our financial condition and reputation.
As of the date of this offering, the Company is subject to an active legal proceeding filed by a marketing vendor seeking recovery of unpaid fees. Although the amount in dispute is modest in absolute terms, the outcome is uncertain and may involve settlement costs, legal fees, or other consequences. Moreover, disputes with vendors or service providers, even when isolated, can disrupt business operations and adversely affect the Company’s reputation. If we are unable to resolve these matters efficiently or if similar disputes arise in the future, our ability to manage vendor relationships and maintain operational continuity could be negatively affected.

Cash flow constraints in certain periods have affected our ability to timely meet vendor obligations.
During certain quarters, particularly in winter months, the Company has experienced reduced cash inflows, which impacted the timing of payments to service providers. This has led to disputes, including litigation, with certain vendors. While we are actively working to manage liquidity and negotiate payment terms, our cash flow may not always align with short-term liabilities, and this may affect our operational flexibility or relationships with third parties.

We may be subject to liabilities from historical claims associated with entities we have acquired.
As a result of our recent acquisition of Integral Electrics, LLC, we are involved in resolving a legal claim brought by a former consultant to Integral related to alleged unpaid compensation. While the Company believes this claim is limited in scope and financial exposure, there is no guarantee that the resolution will not involve additional costs or claims. If we are required to devote resources to resolving the matter or if additional disputes arise from historical obligations, our financial condition and ability to focus on core operations may be affected.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Sean Lupton-Smith	8,634,346	Class B Common Units	64.8%

The Company's Securities

The Company has authorized Class A Common Units, and Class B Common Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,487,951 of Class B Common Units.

Class A Common Units

The amount of security authorized is 1,229,582 with a total of 1,229,582 outstanding.

Voting Rights

One vote per unit.

Material Rights

There are no material rights associated with Class A Common Units. Class A Common Units are the equity securities that result from the conversion of Class A Preferred which were issued in conjunction with the business merger of The Company with Integral Electrics LLC that occurred on February 16, 2025.

The total amount outstanding includes warrants in the amount of 2,158,586.

Class B Common Units

The amount of security authorized is 12,950,461 with a total of 10,792,932 outstanding.

Voting Rights

One vote per unit.

Material Rights

Investors in this offering will receive Class B Common Units of Electric Bike Company, LLC (the "Company"). By investing, each investor will be admitted as a Member and become a party to the Company's Amended & Restated Operating Agreement, included as Exhibit F to these offering materials. The following summarizes key terms relevant to Class B Common Unit holders.

Class B Common Units

Class B Common Units represent an ownership interest in the Company. They are uncertificated and tracked through the Company's internal records.

Voting Rights

Class B Unit holders do not have voting rights under the Operating Agreement, except as required by law. The Company is managed exclusively by its Board of Managers.

Distributions

Distributions may be made at the discretion of the Board of Managers. There is no guarantee of distributions or fixed return on investment.

Capital Contributions

Investors are not required to contribute any capital beyond their initial investment. The Operating Agreement does not include mandatory capital calls.

Preemptive Rights

Class B Unit holders do not have preemptive rights. These rights are limited to certain large investors defined as "Qualified Members" in the Operating Agreement.

Transfer Restrictions

Transfers of Class B Units are subject to approval by the Board and are generally restricted under the terms of the Operating Agreement.

Non-Compete and Repurchase Provisions

Class B Unit holders are not subject to non-compete obligations. Repurchase rights for breach of such obligations apply only to certain holders of Preferred Units.

Tax Reporting

The Company will issue IRS Schedule K-1s annually to all investors for tax reporting purposes.

Binding Agreement

By completing an investment in this offering, investors agree to be bound by the terms of the Amended & Restated Operating Agreement, attached as Exhibit F.

What it means to be a minority holder

As a minority holder of Class B Common Units of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Warrants
  Final amount sold: $0.01
  Use of proceeds: Warrants sold in relation to a loan restructure and no use of proceeds at this time.
  Date: January 30, 2025
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $10,129,442.79 compared to $9,479,702.00 in fiscal year 2024.

The slight decrease in revenue tracks with a reduction in ad spend over the same period.

Cost of Sales

Cost of Sales for fiscal year 2023 was $6,513,856.97 compared to $5,422,289.00 in fiscal year 2024.

The battery is typically the most expensive item in the bill of materials, and we were able to reduce our cost of goods sold in this area.

Gross Margins

Gross margins for fiscal year 2023 were $3,615,585.82 compared to $4,057,413.00 in fiscal year 2024.

Gross margins improved as a result of the reduced cost of goods sold primarily.

Expenses

Expenses for fiscal year 2023 were $5,904,269.008 compared to $5,977,920.00 in fiscal year 2024.

We maintained our operating expenses by adding software automation that allowed for reduced staffing.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because the business model and market demand are essentially unchanged. Past cash was primarily generated through sales of electric bicycles via our direct to consumer channel and B2B channel, as well as via service and maintenance of our existing customer's bikes. Our goal is to increase both sides of the direct to consumer business in terms of new sales as well as service. These two channels are the highest margin and produce the most impact of cash flows.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 31, 2025, the Company has capital resources available in the form of $49,465.06 cash on hand. Other lines of credit, capital contributions, and shareholder loans are disclosed under indebtedness.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support new product development, the conversion rate optimization of the website, and working capital needs to hit key target for growth and profitability.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 81% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal, we anticipate the Company will be able to operate for 6 months. This is based on a current monthly burn rate of $50,000 for expenses related to facilities overhead. Payroll, and R&D.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 36 months or more. This is based on a projected monthly burn rate of $50,000 for expenses related to facilities overhead, payroll and R&D in the near term.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a working capital revolver to level out seasonal cash flows and inventory purchase repayment. If this raise goes well, and if there continue to be opportunities for inorganic growth in the marketplace, we would contemplate an additional equity raise to capitalize on those opportunities.

Indebtedness

- Creditor: New Co Capital Group-Loan 1
  Amount Owed: $187,000.00
  Interest Rate: 32.0%
  Maturity Date: December 10, 2025
  Monthly payment of $26,400

- Creditor: New Co Capital Group-Loan 2
  Amount Owed: $142,000.00
  Interest Rate: 32.0%
  Maturity Date: December 27, 2025
  Monthly payment of $17,600

- Creditor: Forward Financing
  Amount Owed: $121,469.00
  Interest Rate: 31.0%
  Maturity Date: December 05, 2025
  Monthly payment of $20,469

- Creditor: Pejeco Loan 1
  Amount Owed: $100,000.00
  Interest Rate: 25.0%
  Maturity Date: January 23, 2026
  Monthly payment of $16,182

- Creditor: Pejeco Loan 2
  Amount Owed: $50,000.00
  Interest Rate: 20.0%
  Maturity Date: August 19, 2026
  Monthly payment of $6,342

- Creditor: Rohit Gupta
  Amount Owed: $25,000.00
  Interest Rate: 15.0%
  Maturity Date: September 12, 2026
  Monthly payment of $2,652

- Creditor: Shannon Lukei Loan 1
  Amount Owed: $14,089.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2030
  Lump sum payment of $14,089 due at end of Loan

- Creditor: Shannon Lukei Loan 2
  Amount Owed: $100,000.00

Interest Rate: 0.0%
Maturity Date: December 31, 2030
4 Lump Sum payment of $ 100,000 due at end of Loan

- Creditor: Shannon Lukei Loan 3
Amount Owed: $85,000.00
Interest Rate: 0.0%
Maturity Date: December 30, 2030
Lump Sum Payment of $85,000 due at end of Loan.

Related Party Transactions

- Name of Person: Shannon Lukei
Relationship to Company: Owner's Domestic Partner
Nature / amount of interest in the transaction: Amount Owed: $14,089 Interest Rate: 0%
Material Terms: Nature of Transaction: Equipment Loan Maturity Date: 12/31/2030 Material Terms: Lump Sum payment of $ 14,089 due at end of Loan

- Name of Person: Shannon Lukei
Relationship to Company: Owner's Domestic Partner
Nature / amount of interest in the transaction: Amount Owed: $100,000 Interest Rate: 0%
Material Terms: Nature of Transaction: Working Capital Loan Maturity Date: 12/31/2030 Material Terms: Lump Sum payment of $ 100,000 due at end of Loan

- Name of Person: Shannon Lukei
Relationship to Company: Owner's Domestic Partner
Nature / amount of interest in the transaction: Amount Owed: $85,000 Interest Rate: 0%
Material Terms: Nature of Transaction: Equipment Loan Maturity Date: 12/30/2030 Material Terms: Lump Sum Payment of $85,000 due at end of Loan.

- Name of Person: Pejeco Loan 1
Relationship to Company: Owner
Nature / amount of interest in the transaction: Amount Owed: $100,000 Interest Rate: 25%
Material Terms: Nature of Transaction: Working Capital Loan Maturity Date: 01/23/2026 Material Terms: Monthly payment of $16,182

- Name of Person: Pejeco Loan 2
Relationship to Company: Owner
Nature / amount of interest in the transaction: Amount Owed: $50,000 Interest Rate: 20%
Material Terms: Nature of Transaction: Working Capital Loan Maturity Date: 08/19/2026 Material Terms: Monthly payment of $6,342

Valuation

Pre-Money Valuation: $9,978,686.62

Valuation Details:

Electric Bike Company's Revenue for 2024 was $9,512,897.67, and this valuation is 1.05x revenue. E-commerce companies typically trade at 1-1.7x revenue, depending on the percentage of revenue that is recurring, market conditions, and a variety of other factors. Given that e-commerce is Electric Bike Company's primary sales channel, we used e-commerce valuation methodology and erred on the side of a conservative valuation. About 10-15% of the company's revenue would be considered recurring on the basis of annual B2B sales and annual service and maintenance.

This pre-money valuation was calculated internally by the Company without the use of any formal third-party valuation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred units are converted to common units; (ii) all outstanding warrants and other securities convertible into or exercisable for units are exercised; and (iii) there are no outstanding stock options or reserved units under any equity incentive plan.

Use of Proceeds

If we raise the Target Offering Amount of $19,999.68 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%
- StartEngine Service Fees
  92.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,999.33, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%
- StartEngine Service Fees
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.
- Campaign Setup, Creative, Management and Advertising
  8.9%
  Building the campaign page, creative direction and video production as well as financial review and advertising spend throughout the campaign
- Conversion Rate Optimization, ERP, and Tech Stack Improvements
  12.2%
  Overhauling the website and customization exprience to increase conversion rate and also to implement our ERP to improve inventory tracking and reduce lead times, along with other complementary software integrations on Shopify to enhance efficiency of overall operations, custom building where required
- Supply Chain Improvements and COGS reduction
  3.6%
  Molds and CAD work required to produce components with new partners at better pricing
- Research & Development
  4.4%
  Development of our mobile app as well as IOT tracking and theft deterrent software and hardware. Also included here is the development of new cargo models and lightweight models, like folding bikes
- Enhanced and Expanded Go To Market
  29.2%
  We'll increase our spend on marketing and advertising, particularly as it relates to video and to SEO so that we have a robust content marketing funnel and are driving new and repeat purchases as well as service appointments.
- Seasonal Working Capital
  32.7%
  Working capital that allows us to bridge seasonality of placing inventory orders in the winter low season in order to be fully stocked for spring and summer high season

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://electricbikecompany.com/ (www.electricbikecompany.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/electric-bike-company

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Electric Bike Company, LLC

[See attached]

ELECTRIC BIKE COMPANY, LLC

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

SET APART AC

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Members of
Electric Bike Company, LLC
Costa Mesa, California

We have reviewed the accompanying financial statements of Electric Bike Company, LLC (the "Company,"), which comprise the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, statements of members' equity, and cash flows for the year ending December 31, 2024 and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 25, 2025
Los Angeles, California

ELECTRIC BIKE COMPANY, LLC
BALANCE SHEETS
(UNAUDITED)

As of December 31,		**2024**		**2023**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	112,274	$	224,509
Accounts Receivable, net		37,027		63,890
Inventory		2,884,819		4,987,244
Prepaids and Other Current Assets		26,725		8,590
Total Current Assets		**3,060,845**		**5,284,233**
Property and Equipment, net		113,757		208,444
Right-of-Use Asset		1,161,782		1,582,501
Security Deposit		86,115		91,729
Total Assets	**$**	**4,422,499**	**$**	**7,166,907**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	573,591	$	425,535
Credit Cards		272,156		228,714
Current Portion of Related Party Loans		211,189		-
Current Portion of Loans and Notes		7,674,536		7,227,712
Lease Liability, current portion		464,773		420,719
Other Current Liabilities		154,064		669,052
Total Current Liabilities		**9,350,309**		**8,971,732**
Loans and Promissory Notes, net of current portion		54,657		60,099
Lease Liability, net of current portion		769,646		1,234,420
Total Liabilities		**10,174,612**		**10,266,251**
MEMBERS' EQUITY				
Members' Equity		(5,752,113)		(3,099,344)
Total Members' Equity		**(5,752,113)**		**(3,099,344)**
Total Liabilities and Members' Equity	**$**	**4,422,499**	**$**	**7,166,907**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	**2024**	**2023**
(USD $ in Dollars)		
Net Revenue	$ 9,479,702	$ 10,129,442
Cost of Goods Sold	5,422,289	6,513,857
Gross Profit	**4,057,413**	**3,615,585**
Operating Expenses		
General and Administrative	5,099,561	5,046,181
Sales and Marketing	878,359	858,088
Total Operating Expenses	**5,977,920**	**5,904,269**
Net Operating Loss	**(1,920,507)**	**(2,288,684)**
Interest Expense	608,168	1,348,106
Other Loss/(Income)	(95,671)	41,780
Loss Before Provision for Income Taxes	**(2,433,004)**	**(3,678,570)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (2,433,004)**	**$ (3,678,570)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2022	**$**	**245,484**
Capital Contribution		333,742
Net Loss		(3,678,570)
Balance—December 31, 2023	**$**	**(3,099,344)**
Capital Distribution		(219,765)
Net Loss		(2,433,004)
Balance—December 31, 2024	**$**	**(5,752,113)**

See accompanying notes to financial statements.

ELECTRIC BIKE COMPANY, LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(2,433,004)	$	(3,678,570)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities				
Depreciation of Property and Equipment		261,983		37,558
Non-Cash Lease Expense				36,319
Changes in operating assets and liabilities:				
Inventory		2,102,425		2,600,976
Accounts Receivable, net		26,862		19,662
Prepaids and Other Current Assets		(18,135)		112,350
Accounts Payable		148,056		(150,194)
Credit Cards		43,442		102,638
Other Current Liabilities		(514,988)		406,600
Security Deposit		5,614		26,649
Net Cash Used In Operating Activities		**(377,745)**		**(486,012)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(167,296)		(166,556)
Net Cash Used in Investing Activities		**(167,296)**		**(166,556)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		333,742
Capital Distribution		(219,765)		-
Repayment of Promissory Notes and Loans		(22,931)		(251,485)
Borrowing on Promissory Notes and Loans		464,313		
Borrowing on Related Party Loans		211,189		-
Net Cash Provided by Financing Activities		**432,806**		**82,257**
Change in cash		**(112,235)**		**(570,311)**
Cash—beginning of year		224,509		794,820
Cash—end of year	**$**	**112,274**	**$**	**224,509**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	452,539	$	590,665

See accompanying notes to financial statements.

1. NATURE OF OPERATION

Electric Bike Company, LLC was formed on May 22, 2014, in the state of California. The financial statements of Electric Bike Company, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Costa Mesa, California.

Electric Bike Company, based in Newport Beach, California, specializes in crafting custom-built electric beach cruisers assembled entirely in the USA. Their direct-to-consumer model allows customers to personalize everything from frame colour to accessories, with each bike hand-built by local technicians and shipped fully assembled. The company offers an industry-leading 10-year warranty on motors and frames, a 5-year battery warranty, and a 30-day money-back guarantee, reflecting their commitment to quality and customer satisfaction.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP, and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents
Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, and 2023, the Company's cash & cash equivalents did not exceed FDIC insured limits.

Accounts Receivable
Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by the provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements, as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024, and 2023, the Company determined that no allowance for expected credit loss is needed.

Inventories
Inventories are valued at the lower of cost and net realizable value. Inventories include costs for ingredients and finished goods, which are determined using an average method.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Computer	5 years
Equipment	5 years
Leasehold Improvements	5 years
Transportation Equipment	5 years
Vehicles	5 years

Impairment of Long-Lived Assets
Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2024 and 2023.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company typically recognizes revenue at a point in time, when control of the goods passes to the customer, as follows:

- In-store Sales: Revenue is recognized when the customer takes possession of the finished product at the retail location.
- Online Sales: Revenue is recognized when the custom-built electric bicycle is delivered to the customer.
- Wholesale Transactions: Revenue is recognized upon shipment or delivery of the goods, depending on the terms of the sale.

Cost of Sales
Cost of sales includes the cost of retail products.

Income Taxes
The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Leases
The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $878,359 and $858,088, which is included in sales and marketing expenses.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 25, 2025, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2024	2023
Prepaid Insurance	$ 21,004	$ 8,480
Other current assets	5,721	110
Total Prepaids and other current asset	**$ 26,725**	**$ 8,590**

Other current liabilities consist of the following:

As of December 31,		2024		2023
Customer Deposits	$	78,694	$	565,098
Payroll Payable		20,569		74,436
Tax Payable		54,801		29,518
Total Other Current Liabilities	**$**	**154,064**	**$**	**669,052**

4. INVENTORY

Inventory consists of the following:

As of December 31,		2024		2023
Raw materials	$	2,884,819	$	4,987,244
Total Inventory	**$**	**2,884,819**	**$**	**4,987,244**

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of Year Ended December 31,		2024		2023
Computer	$	24,936	$	15,140
Equipment		220,243		220,243
Leasehold Improvements		758,838		601,338
Transportation Equipment		8,545		8,545
Vehicles		297,355		297,355
Property and Equipment, at Cost		**1,309,917**		**1,142,621**
Accumulated depreciation		(1,196,160)		(934,177)
Property and Equipment, Net	**$**	**113,757**	**$**	**208,444**

Depreciation expense for the years ended December 31, 2024, and 2023 was $261,983 and $37,558, respectively.

6. LEASES

The Company maintains two operating leases for its business premises, with lease terms extending through 2027. Monthly lease payments are $35,529 under the first agreement and $12,500 under the second, with neither agreement containing escalation clauses. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average discount rate for operating leases as of December 31, 2024, and 2023 was 10%.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2024, are as follows:

As of	December 31, 2024
2025	$ 576,348
2026	576,348
2027	407,261
2028	-
Thereafter	
Present Value Discount	(325,538)
Total	**$ 1,234,419**

7. DEBT

The Company had outstanding term loans/ notes payables with varying maturities. Details of loans outstanding are as follows:

					As of December 31, 2024			As of December 31, 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Loan Agreement with Cynosure Private Credit Fund, L.P.	$ 7,500,000	10.00%	19/01/2022	01/01/2026	$ 7,702,427		$ 7,702,427	$ 7,238,114	$ -	$ 7,238,114
Auto Loans	$ 139,296			up to 60months	5,442	54,657	60,099	39,598	60,099	99,697
Debt Issuance costs	$ (100,000)				(33,333)	-	(33,333)	(50,000)	-	(50,000)
Total					$ 7,674,536	$ 54,657	$ 7,729,193	$ 7,227,712	$ 60,099	$ 7,287,811

As of December 31, 2024, the Company had an outstanding loan from Cynosure Private Credit Fund, L.P. in the principal amount of $8,522,708, excluding accrued interest, fees, and expenses. The original loan was entered into on January 19, 2022, with a maximum principal amount of $7,500,000 and was amended and restated through a Second Loan and Note Modification Agreement dated January 17, 2025. The loan is secured by a Security Agreement, which grants the lender a security interest in substantially all assets of the Company. Additionally, the loan is personally guaranteed by the Company's founder and further guaranteed by a related party, Electric Bicycle Company LLC, who has assumed obligations as both guarantor and grantor under the Security Agreement. The Company previously failed to make scheduled payments of interest and principal due on April 1, July 1, October 1, 2024, and January 1, 2025, resulting in a formal default and a Reservation of Rights Letter from the lender. However, on January 21, 2025, the Company and the guarantors completed a $1,000,000 partial paydown as required under the modification agreement. In accordance with the agreement, this payment resolved the default status, and the lender is contractually obligated to forgo further enforcement and release certain claims and liens, subject to continued compliance. Given the change in status, the loan is no longer in default as of the issuance date of these financial statements. The full amount remains classified as a current liability. The loan does not contain covenants restricting dividend payments or additional borrowing but continues to include default provisions and enforcement rights that could apply in the event of future non-compliance.

Related Party Loans

In 2024, the Company borrowed money from the related parties. The details of the loans are as follows:

					As of December 2024		
Owner	Principal Amount	Borrowing Period	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness
Shannon Lukei	$ 199,089	Fiscal Year 2022	0%	No set maturity	$ 199,089	$ -	$ 199,089
Electric Bicycle Company	$ 12,100	Fiscal Year 2024	0%	No set maturity	12,100		12,100
Total					**$ 211,189**	**$ -**	**$ 211,189**

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

8. EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2024

Member's name	Ownership percentage
Sean Lupton-Smith	100.0%
TOTAL	**100.0%**

9. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. RELATED PARTY TRANSACTIONS

In 2024, the Company borrowed $199,089 from Shannon Lukei, a related party. As the loan bears no interest, the imputed interest was deemed immaterial and not recorded. Given that the loan has no specified maturity date and may be called at any time, it was classified as a current liability. The outstanding balance as of December 31, 2024, was $199,089.

Additionally, in 2024, the Company borrowed $12,100 from Electric Bicycle Company, also a related party. Similar to the above, the 0% interest rate resulted in immaterial imputed interest, which was not recorded. Due to the absence of a maturity date and the callable nature of the loan, it was also classified as current. The outstanding balance as of December 31, 2024, was $12,100.

11. SUBSEQUENT EVENTS

On January 17, 2025, the Company entered into a Second Loan and Note Modification and Joinder Agreement with Cynosure Private Credit Fund, L.P., amending and restating the terms of an existing loan originally dated January 19, 2022. As of December 31, 2024, the outstanding principal balance on the loan was $8,522,708, excluding accrued interest, fees, and expenses. The loan is secured by substantially all of the Company's assets and is personally guaranteed by the Company's founder and a related party, Electric Bicycle Company LLC, which has also joined the Security Agreement as a grantor. The loan was previously in default date due to missed interest and principal payments on April 1, July 1, October 1, 2024, and January 1, 2025. A $1,000,000 partial repayment was made on January 21, 2025, satisfying the conditions of the loan modification. As a result, the lender released certain claims and liens, and agreed not to pursue enforcement, thereby resolving prior defaults, subject to ongoing compliance.

In connection with the loan modification, the Company issued a Warrant Agreement dated January 17, 2025, to Cynosure Private Credit Fund, L.P., granting the holder the right to purchase 20% of the total issued and outstanding equity interests of the Company for a nominal aggregate exercise price of $0.01. The warrant is currently outstanding and fully exercisable. As a result, 20% of Electric Bike Company, LLC's equity is contractually subject to issuance at a nominal strike price. This obligation will result in immediate dilution of existing ownership upon exercise of the warrant.

On January 17, 2025, the Company executed an ERC Assignment Agreement in favor of Cynosure Private Credit Fund, L.P., assigning all rights to receive up to $800,000 in Employee Retention Credit (ERC) proceeds. This agreement forms part of the revised repayment and security structure negotiated under the loan modification. The assignment is absolute and unconditional and includes the obligation to remit any ERC-related funds received, net of verified third-party processing costs, directly to the lender.

On February 13, 2025, the Company converted from a California LLC to a Delaware LLC.

On February 18, 2025, the Company entered into a Membership Interest Purchase Agreement and a Preferred Unit Purchase Agreement with the members of Integral Electrics, LLC ("Integral"). Under the terms of the agreements, the Company acquired 100% of the membership interests in Integral in exchange for issuing 1,289,594 Class A Preferred Units to the selling members, representing a 9.8% ownership interest in Electric Bike Company, LLC, on a fully diluted basis.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,920,507, an operating cash flow loss of $377,745 and liquid assets in cash of $112,274, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued depends upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

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GET A PIECE OF ELECTRIC BIKE COMPANY

Building quality e-bikes in the USA for over a decade 🇺🇸

With over $70 million in lifetime revenue, and 25,000+ customers, Electric Bike Company is no start up. Our vertically integrated model makes us more than a leader in US manufacturing. We're experts in e-commerce too, standing out as one of the only brands to offer a full online customization experience, from color to components.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



ELECTRIC
BIKE Cº
MADE IN AMERICA

OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS

Get Equity
$0.83 Per Share

MIN INVEST
$499.66

VALUATION
$9.98M

REASONS TO INVEST

- **Made in America –** Vertically integrated, Highest Quality and tariff-resilient. Over $70M in lifetime revenue
- **Custom E-bikes = Healthy Business –** Delighted customers, higher lifetime customer value
- **Delivered Fully Built** – Inspected. Safe. Ready to Ride

TEAM



Sean Lupton-Smith • CEO and Director

Sean Lupton-Smith came out of retirement to start Electric Bike Company, driven by his belief that e-bikes can not only improve health and well being, but also spur economic mobility. His passion for building e-bikes in the USA exudes from every pore and has fueled Electric Bike Company's radical approach to customization and safety. Sean was a successful restauranteur for much of his career, and EBC has benefited greatly from his experience in customer satisfaction and running physical locations. In addition to being a committed leader at EBC, he's also a doting father and partner.

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Laura Palm Belmar • President and Chief Commercial Officer

Laura Belmar is a serial entrepreneur with multiple exits to her name. She's taken several product lines from her whiteboard, through production, to scale. Seasoned in UX/UR, digital growth and e-commerce, she has also operated mature companies with her keen focus on profitable customer acquisition, US manufacturing, and lean methodologies.

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Michael Alan Edwards • Director

Michael Edwards is an experienced investment and strategic advisor and manager. Over a 25 year career, he has served in senior management positions at various banks and advisory firms including CS First Boston, DE Shaw, Arrowgrass, and Weiss and has served on numerous boards of directors, particularly for growth-stage companies.

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Russell Theodore Skiba • VP Finance/Controller

MBA in Finance from DePaul University, with undergrad degrees in Marketing and Accounting from the University of Illinois.Controller at an electric bike company. Experienced in Aerospace, Insurance, and Software industries. Agile coach, Scrum Master. My background in inventory management, combined with my Agile mindset, drives meaningful results and innovation at EBC. Married, two daughters, two dogs. Enjoys bowling.

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THE PITCH

Leading the Charge in Safe, Custom E-bikes—Right Here in the USA

As one of the few fully customizable e-bike built in the USA, EBC delivers premium quality, and leads with customer-first innovation.

While others import, we manufacture—turning Made in America into our moat (with a suite of trademarks and IP to boot).

Now, the US e-bike market is projected to grow from $1.98 Billion in 2022 to $7.16 Billion by 2030.

So, we're inviting our loyal fans to own a piece of EBC and ride the surge in urbanization, EV demand, and the shift toward smarter mobility.



$70M
LIFETIME REVENUE
100K
SOCIAL FOLLOWING
25K
BIKES SOLD
350+
DEALERS NATIONWIDE
22%
REPEAT CUSTOMERS
11+
YEARS IN BUSINESS

THE MARKET & OUR TRACTION



PROJECTED U.S. E-BIKE MARKET (IN UNITS)
6.5 MILLION
(OPTIMISTIC)
4 MILLION
1.7 MILLION
2024
2030

Exploding Market Opportunity

The size of the bicycle market for North America and Europe is over $28 billion and climbing (source). E-bike sales in the United States alone are forecasted to grow 200-300% by 2030 (source).

The market growth is being driven by the rising costs of car ownership, urbanization, and increasing consumer preference for EVs and smaller vehicles.

EBC is strategically focused on the fastest-growing non-sport segments—cargo, commuting, and family—where we believe our value proposition stands out.

OUR SOLUTION

We do 3 things very few e-bike brands have dared to do:

1 CUSTOMIZED » 2 BUILT IN THE USA » 3 DELIVERED FULLY ASSEMBLED



**Bicycles shown are actual photographs with real accessories; only the paint colors have been digitally rendered for accuracy*

1. Customization for Any Rider
Our online customizer lets customers choose frame style, color, accessories, and upgrades—transforming every bike into a unique experience.

This not only enhances accessibility for riders of all sizes and backgrounds, but also drives higher average order values and expanded market share.

Custom branding is also available for fleets, hotels, campuses, and more.


PROUDLY DESIGNED AND BUILT IN
THE UNITED STATES OF AMERICA
ELECTRIC BIKE Co

2. Designed and Built in the USA
EBC is one of the few e-bike companies producing bikes on U.S. soil—giving us full control over design, safety standards, and production timelines.

Our domestic factory integrates painting, assembly, quality control, and fulfillment.
By building locally and sourcing strategically, we maintain tariff resilience and rapid responsiveness to evolving consumer needs.


DELIVERED
FULLY
ASSEMBLED

3. Delivered Fully Built
Most e-bike brands leave final assembly to customers—creating a frustrating, inconvenient experience—along with significant safety risks.

EBC bikes are delivered fully assembled and professionally inspected. This makes us a go-to choice for families, seniors, and fleet customers who demand convenience and safety. It also substantially reduces liability risks.


U.S. BASED MANUFACTURING
FULL CUSTOMIZATION CAPABILITY
ANTICIPATES AND EXCEEDS REGULATORY STANDARDS
PROPRIETARY SOFTWARE AND HARDWARE (IP)
HIGHEST QUALITY ASSURANCE
DELIVERED FULLY BUILT

Our Moat- Brand Equity, IP, and US Manufacturing
Daring to build our e-bikes differently has created a significant moat around our business model. US manufacturing and customization are the foundation. But QA and delivering fully assembled, are key bricks in the wall as well.

To top it off, we have a significant IP portfolio consisting of several registered trademarks (The Electric Bike Company®, E-cruiserTM, and E-helmet®), as well as a suite of proprietary hardware and software associated with the customization and interoperability of our products.








Unmatched Quality. Unshakable Reputation.
For over a decade, EBC has delivered premium, fully customized e-bikes that customers love—and trust. Our relentless focus on quality drives repeat purchases, word-of-mouth referrals, and a growing community of loyal riders that fuels our brand momentum.


CUSTOMER ACQUISITION COST (CAC) EFFICIENCY
UNIT REVENUE
CAC SPEND
5-6%
AVERAGE ORDER VALUE
10-20%
AVERAGE ORDER VALUE
EBC
ECOMMERCE INDUSTRY BENCHMARK

High Organic Traffic, Low Customer Acquisition Costs
As a result of our time in market and our large base of happy customers, our customer acquisition costs are much lower than our competitors. We're able to capitalize on a large volume or organic traffic to our website and store, allowing us to acquire new customers profitably while many competitors can bleed marketing spend.


ORGANIC WEBSITE TRAFFIC
PAID LEADS (15K)
200K SESSIONS
88.4%
OF WEB TRAFFIC WAS ORGANIC
Model R
Q4 2024

Premium Pricing, Proven Value
Electric Bike Company consistently commands a **20–30% higher average order value** over leading mass-market competitors—without sacrificing growth.

This pricing power comes from offering fully assembled delivery, a highly customizable rider experience, and strong brand trust built over a decade.

In a market where many brands race to the bottom, EBC's premium customer experience demonstrates the strength of our product, our process, and our long-term margin potential.


HIGHER AVERAGE ORDER VALUE VS COMPETITORS
Compared to leading mass-market competitor Lectric:
$1,499
LECTRIC
OFF-ROAD MODEL
LIMITED DESIGN
ASSEMBLY REQUIRED
MADE OVERSEAS
$1,799
EBC
MODEL R
CUSTOMIZABLE
SHIPPED FULLY BUILT
BUILT IN USA

Resilient and Flexible Supply Chain: We've optimized our supply chain for maximum flexibility and resilience in the face of rising tariffs. By investing in local production, near-shoring assembly, and securing dual suppliers, we've achieved a 30% reduction in costs and doubled our profit margin—even as tariffs ranging from 10% to over 100+% came into effect. Improving our supply chain independence has strengthened our ability to source efficiently, ensuring we are never beholden to a single OEM partner.


30%
REDUCED
COST
2X
PROFIT
MARGIN
REDUCED COSTS AMIDST RISING TARIFFS

RIDE THE E-BIKE REVOLUTION


WHAT THEY'RE SAYING
I love the way the bike is completely assembled and just adjust the handlebars and ride. Me and my wife both got EBC bikes at the same time. WE ABSOLUTLEY LOVE the quality of the bikes, especially the paint and all the accessories you can get for them.
-PHIL L.
2-14-25

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

Built Here. Backed By You.
We're not just building bikes—we're building the future of our industry. As consumer preference shifts to EVs and the e-bike market explodes, Electric Bike Company offers a rare blend of manufacturing control, e-commerce expertise, and proven revenue growth.

Our American made model isn't just a mission—it's a competitive edge. Join us as we lead the next era of premium e-mobility, tailored for riders who demand more.


OWN THE RIDE.
FUEL THE FUTURE.

ABOUT

HEADQUARTERS
1945 Placentia Ave Ste A
Costa Mesa, CA 92627

WEBSITE
View Site

With over $70 million in lifetime revenue, and 25,000+ customers, Electric Bike Company is no start up. Our vertically integrated model makes us more than a leader in US manufacturing. We're experts in e-commerce too, standing out as one of the only brands to offer a full online customization experience, from color to components.

TERMS

Electric Bike Company

Overview

PRICE PER SHARE
$0.83

VALUATION
$9.98M

DEADLINE
Jun. 17, 2025 at 5:02 PM UTC

FUNDING GOAL
$20K - $1.23M

Breakdown

MIN INVESTMENT
$499.66

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.33

SHARES OFFERED
Class B Common Units

MIN NUMBER OF SHARES OFFERED
24,096

MAX NUMBER OF SHARES OFFERED
1,487,951

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$4,422,499	$7,166,907
Cash & Cash Equivalents	$112,274	$224,509
Accounts Receivable	$37,027	$63,890
Short-Term Debt	$9,350,309	$8,971,732
Long-Term Debt	$824,303	$1,294,519
Revenue & Sales	$9,479,702	$10,129,442
Costs of Goods Sold	$5,422,289	$6,513,857
Taxes Paid	$54,801	$29,518
Net Income	-$1,975,308	-$2,318,202

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus: Customers and previous investors of Electric Bike Company are eligible for an additional 25% bonus shares.

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 3: Invest $2,500+ within the first 2 weeks | 15% bonus shares

Early Bird 4: Invest $5,000+ within the first 2 weeks | 20% bonus shares

Early Bird 5: Invest $10,000+ within the first 2 weeks | 25% bonus shares

Early Bird 6: Invest $25,000+ within the first 2 weeks | 30% bonus shares

Early Bird 7: Invest $50,000+ within the first 2 weeks | 35% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $1,000+ between days 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $1,000+ between days 60 - 65 and receive 8% bonus shares

Amount-Based Perks

Gear Shifter: Invest $500+ and receive an investor's edition Electric Bike Company t-shirt and 5% off on your next accessory purchase online

Locked in: Invest $1,000+ and receive 1% bonus shares, and a Premium Anti-Theft Bike Alarm

Cruise Control: Invest $2,500+ and receive 2% bonus shares, an Electric Bike Company Hat and custom color E-helmet, 10% off an e-bike purchase

Trailblazer: Invest $5,000+ and receive 5% bonus shares, Comprehensive accessory pack (includes hidden air tag tracking bell), and 15% off next bike or trike purchase.

High Wheeler: Invest $10,000+ and receive 7% bonus shares, Customized electric bike/trike color options, a Premium accessory pack, and a private tour of our factory

Builder's Club: Invest $25,000+ and receive 10% bonus shares, an Exclusive annual product development session with the team, 30% off an e-bike purchase

Legends Tour: Invest $50,000+ and receive 15% bonus shares, Lifetime service and maintenance package, a Customized flagship electric bike,and Zion National Park E-bike tour with EBC executive, dinner and 2 nights accommodation

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Electric Bike Company, LLC will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Units at $0.83 / share, you will receive 110 shares of Class B Common Units, meaning you'll own 110 shares for $83. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

PRESS

Electrek

Electric Bike Company merges with Integral Electrics following Pedego partnership

View Article

YouTube | ElectricBikeReview.com

Electric Bike Company Model R Review: A Fully Customizable, Comfort Beach Cruiser

View Article

YouTube | Ebike Escape

How Electric Bikes Are Made in the USA: Inside Electric Bike Company

View Article

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video Script

The American eBike Market is about to explode. Few companies are ready for it. We are.

Most electric bikes are mass-produced overseas and arrive in a box you have to build yourself. We’re not here for that. At Electric Bike Company, every bike is built by hand right here in the USA.

You customize everything from the color to the components and we ship it assembled, so you can ride the moment it arrives. We obsess over the details. UL-certified batteries, top tier components, full inspections.

It's not about cutting costs. It's about building bikes people actually love to ride.

So as the electric bike industry expands, Electric Bike Company is very well positioned. Over a decade in this business, we’ve seen the ups and downs, but now we see huge growth.

And now, we’re expanding. We’re launching new lines: Cargo bikes, GPS tracking, Smart locks, Trikes, and more. So as we grow, we are now in the position of acquiring some of the most competitive cutting edge companies that are out there.

We’re raising money to capitalize on a huge market with new tech and form factors. Expanding our customer base and market share. Urbanization, traffic, rising costs of car ownership and changing consumer preferences are all creating this inflection point in the growth of micro mobility products like e-bikes. We’re inviting investors along for the ride.

So there are no other e-bike brands that can offer customization at scale like we do*. (*based on company’s internal analysis and market research at filming) This is your shot to invest in the future of American micro mobility with a company that's already delivering. If you believe in American manufacturing, thoughtful design, and companies with real traction, invest in Electric Bike Company.

Power the future you want to see.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED OPERATING AGREEMENT
OF
ELECTRIC BIKE COMPANY, LLC

This Amended and Restated Operating Agreement (the "**Agreement**") of Electric Bike Company, LLC (the "**Company**") is entered into as of February 18, 2025 (the "**Effective Date**") by and among (a) the Company, (b) the Initial Member, and (c) any other Person admitted in accordance with this Agreement as a Member of the Company from time to time. This Agreement amends and restates in its entirety the operating agreement of the Company dated as of May 12, 2014 (the "**Original LLC Agreement**").

INTRODUCTION

WHEREAS, this Agreement is being entered into (a) in connection with the consummation of the transactions contemplated by the Purchase Agreement (as defined below) and (b) to provide for, among other things, the governance, management and capitalization of the Company and restrictions on Transfers (as defined below) of the Company's Interests (as defined below); and

WHEREAS, the Company is a party to that certain Warrant to Purchase Equity Interests, effective as of January 17, 2025 (the "**Warrant**"), by and between the Company and Cynosure Private Credit Fund, LP, a Delaware limited liability partnership ("**Cynosure**") pursuant to which the Cynosure has the option to purchase certain membership interests in the Company.

Capitalized terms used herein and not otherwise defined shall have the respective meanings given to them in ARTICLE X of this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the covenants herein expressed, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I
NAME; BUSINESS; TERM

1.1 **Name; Jurisdiction of Organization**. The name of the Company is Electric Bike Company, LLC. The Board in its sole discretion may change the name of the Company at any time and from time to time; *provided* that the Board shall provide prompt written notice to the Members upon the effectiveness of such a name change. The Company's business may be conducted under its name and/or any other name or names deemed advisable by the Board. The Company is a limited liability company organized under the Delaware Limited Liability Company Act, as amended from time to time (the "**Act**"). The Company was formed on May 22, 2014.

1.2 **Purpose**. The Company is organized for the object and purpose of engaging in any lawful transactions and business activities as may be authorized under the Act and as determined by the Board, including but not limited to the Business. The Company shall have any and all powers necessary or desirable to carry out the object and purpose of the Company, to the extent the same may be permitted by the provisions of this Agreement and the Act.

1.3 **Business**. The character of the business of the Company is to develop, manufacture and sell customizable or standard electric bikes and electric bike accessories and to engage in any other activity that is permitted for a limited liability company organized in Delaware.

1.4 Principal Office; Registered Agent for Service of Process. The principal place of business of the Company shall be 1945 Placentia Ave, Bldg. A, Costa Mesa, CA 92627, or such other place as the Board shall determine from time to time. As of the date of this Agreement, the Registered Office of the Company in the State of Delaware and the name and address of the Company's initial agent for service of process are: Incorporating Services, Ltd., 3500 South DuPont Hwy., Dover, DE 19901.

1.5 Term. The Company shall continue in existence until terminated and liquidated by the Board. No Member or Manager shall initiate any action to liquidate or dissolve the Company pursuant to the Act or any other law. The Board and/or any Person(s) authorized in writing by the Board shall wind up the Company's affairs in accordance with the Act and this Agreement.

1.6 Construction of Agreement. The rights, powers, privileges, obligations, duties and liabilities of the Members, Managers and other Persons bound by this Agreement shall be determined pursuant to this Agreement and the Act. To the extent that the rights, powers, privileges, obligations, duties or liabilities of any Member, Manager or other Person bound by this Agreement are different by reason of any provision of this Agreement than they would be under the Act in the absence of such provision, this Agreement shall, to the maximum extent permitted by the Act, control.

ARTICLE II
MANAGEMENT

2.1 General.

(a) Managers. The Company and its business and affairs shall be managed by its Managers, acting collectively as a "Board," in accordance with the provisions of this Agreement. Except as otherwise expressly provided in this Agreement, all actions by the Company that would require approval of the board of directors of a corporation formed under Delaware law or for which it would be customary, using good practice, to obtain such approval, shall require Board approval. Subject to the prior approval of the Board and to the other provisions of this Agreement, each Manager shall have the authority to exercise all rights, powers and privileges granted by the Act and this Agreement with respect to the Company and its business and affairs.

(b) Members. Except as otherwise expressly provided in this Agreement, the Members shall not have any (i) authority to act for or bind the Company, (ii) voting or approval rights of any kind or (iii) right to exercise any of the rights, powers or privileges of the Act. Except as otherwise expressly provided in this Agreement, the approval of the Members shall not be required for the Company to engage in any transaction or to perform any act, statutory or otherwise.

2.2 Number and Appointment. The Board shall be initially comprised of three (3) Managers, which number may be increased or decreased only by the approval of a simple majority of the Members.

2.3 Appointment and Removal of Managers. Managers shall be appointed and removed as follows:

(a) CEO Manager. The Company's then-current Chief Executive Officer shall be a Manager (the "**CEO Manager**"); *provided* that if for any reason such person shall cease to serve as the Chief Executive Officer of the Company, the Members shall have the sole right (i) to remove the former Chief Executive Officer of the Company from the Board if such person has not resigned as a member of the Board; and (ii) to appoint such person's replacement as Chief Executive Officer of the Company as the CEO Manager. For the avoidance of doubt, the initial CEO Manager shall be Sean Lupton-Smith.

(b) Preferred Manager. For so long as the Preferred Members own any Preferred Units, the Preferred Members shall have the right to appoint, and to remove, one (1) Manager as the Preferred Members may determine in their sole discretion (the "**Preferred Manager**"). The initial Preferred Manager shall be Paul Freedman.

(c) Mutual Manager. The CEO Manager and Preferred Manager shall be entitled to designate the remaining Manager(s) by mutual agreement (such Manager, the "**Mutual Manager**"), which as of the date of this Agreement is Michael Edwards.

2.4 Notification of Appointments and Removals. The appointment or removal of any Manager shall be effective only upon written notification thereof to the Board; *provided*, for the avoidance of doubt, the appointment of the initial Managers identified in Section 2.3 is effective as of the Effective Date. Any Manager may be removed for any reason, with or without cause, by the Person or Persons who are entitled to remove such Manager under the terms of this Agreement. Any Manager may resign as a Manager by delivery of written notice to each other Manager and to the Person(s) that appointed such Person as a Manager.

2.5 Operational Rules of the Board; Committees.

(a) Majority Vote. Except as set forth below, the Board shall act by majority of the voting power held by the Managers then in office. Each Manager shall have one (1) vote on any matter presented for approval by the Board.

(b) Successor Indemnification. If the Company or any of its successors or assignees consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, then to the extent necessary, proper provision shall be made so that the successors and assignees of the Company assume the obligations of the Company with respect to indemnification of members of the Board as in effect immediately before such transaction, whether such obligations are contained in the Company's Articles of Organization, this Agreement, or elsewhere, as the case may be.

(c) Proxies. Any Manager absent from a meeting of the Board may be represented by any other Manager, who may object to notice on behalf of, cast the vote of and otherwise exercise the powers of the absent Manager, according to the written instructions, general or specific, provided by such absent Manager, a copy of which instructions shall be given to the Company and the other Managers prior to or at the meeting.

(d) Meetings. Meetings of the Board may be held at any time and place, as called by any two (2) Managers. Managers may participate in any meeting by means of teleconference, videoconference or similar communications equipment permitting each attendee to hear each other attendee, and participation by such means shall constitute presence in person at such meeting.

(e) Notice of Meetings. For meetings of the Board scheduled at a previous meeting of the Board, no notice is required to be given. For all other meetings of the Board, prior notice of not less than one (1) business day specifying the date, time and place of the meeting shall be given to each Manager, unless waived either by such Manager, including by his or her attendance at such meeting (in person or by telephonic or similar means in accordance with Section 2.5(d)) without objection to the lack of notice of such meeting at the beginning of such meeting or by Managers representing a majority of the voting power of the Board. Notwithstanding the foregoing, notice of not less than eight (8) hours shall be permitted if the Manager(s) call the meeting in accordance with Section 2.5(d) due to an emergency (or similarly exigent circumstances) and delaying the meeting for one (1) business day or more would adversely affect, in any material respect, the Board's ability to take the action(s) which are the subject of such meeting.

(f) Written Consent in Lieu of Meeting. Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting if Managers holding a majority of the votes held by all Managers then in office and entitled to vote on the matter consent to the action in writing; *provided* that any consent request must be delivered to all Managers simultaneously. Each written consent shall be filed with the minutes of proceedings of the Board.

(g) Subsidiaries. If and when requested by the Preferred Members, to the greatest extent permitted by applicable law in a Subsidiary's jurisdiction of organization, the Company shall cause the board of managers, board of directors or other similar governing body, as the case may be, and committees thereof, if any, of each Subsidiary to have the same composition as those of the Company, as provided in Section 2.3, and to cause all Subsidiaries to be in compliance with the terms of ARTICLE II as if such Subsidiary were subject to the provisions hereof to the same extent as the Company.

(h) Expense Reimbursement. The Company shall reimburse each Manager for his or her reasonable travel and other expenses incurred in connection with attending meetings or other functions of the Board or committees thereof in accordance with the Company's expense reimbursement policies as in effect from time to time.

(i) Committees. The Board may, from time to time, create and establish one or more committees with such authority and duties as the Board may deem necessary or advisable. Any delegation pursuant to this Section 2.5(i) may be revoked at any time by the Board and shall be effective upon receipt of notice of such revocation by the Managers participating on such committee. Unless otherwise determined by the Board, the operational rules set forth in this Section 2.5 shall apply to any committees that may be created from time to time.

(j) Preferred Manager Consent. Without the approval of Preferred Manager, and without limitation on any other restrictions in regards to the Board and the Managers contained herein, the Board may not cause the Company to undertake any of the following actions:

(i) cause the Company to enter into any reorganization, liquidation or dissolution, undergo a Change of Control or Liquidity Event, or adopt any plan or agreement to do any of the foregoing;

(ii) amend the Articles of Organization, other than to correct an inaccuracy therein as required under the Act, or amend the Agreement in any manner adverse to the Preferred Members;

(iii) effect any increase or decrease in the authorized number of Units or any series of Units, or create any new equity incentive plan, phantom equity plan or Change of Control bonus agreements or authorize the issuance of Units underneath, consent to the exercise of, or exercise the Repurchase Right (as defined below) under the Warrant;

(iv) authorize or create (including by reclassification, alteration or amendment of any existing security of the Company) any new class or series of Units (or other convertible security that is convertible into or exchangeable for Units);

(v) convert or exchange (including in connection with any new authorization or issuance) any outstanding Preferred Units of the Preferred Members for any other class or series of Units or Interests having less favorable rights, preferences and designations other than those applicable to the Preferred Units held by the Preferred Members immediately prior to the effective time of the transaction;

(vi) declare or pay any distribution or approve any repurchase with respect to the Preferred Units (except as otherwise provided herein) or the Class A Common Units, or Class B Common Units, other than for the repurchase of Units from former employees or consultants in connection with the cessation of their service to the Company at the lower of Fair Market Value or cost;

(vii) cause the Company to incur any debt, secured or unsecured, or issue any debt security, if the Company's indebtedness would exceed $250,000, other than equipment leases or bank lines of credit or debt in the ordinary course of business;

(viii) create or hold interests in any subsidiary that is not a wholly-owned subsidiary of the Company, or dispose of any subsidiary or all or substantially all of the assets of, or any interest in, any subsidiary of the Company; or

(ix) mortgage, lease, license, pledge, encumber, or otherwise grant a security interest in all or substantially all of the Company's assets or property, except (A) for the sale of goods in the ordinary course of the Company's business.

2.6 **Officers**. The Company may have such officers as are appointed from time to time by the Board. Without limiting the generality of the foregoing, the Company may have a chairman, a chief executive officer, a president, a chief financial officer, a treasurer, one or more vice presidents, and a secretary, each of whom shall, unless otherwise directed by the Board, have the powers and duties normally associated with such officers of a corporation formed under Delaware law. Any number of offices may be held by the same person, as the Board may determine. Unless otherwise provided in the appointment of any officer, each officer shall be chosen for a term which shall continue until such officer's successor shall have been chosen and qualified or such officer's earlier resignation or removal by the Board.

2.7 **Indemnification**.

(a) In the event an Indemnified Person was, is or becomes a party to or witness or other participant in, or is threatened to be made a party to or witness or other participant in (even if not as a named defendant or respondent), a Claim by reason of (or arising in part out of) an Indemnifiable Event, the Company shall indemnify the Indemnified Person to the fullest extent permitted by law as soon as reasonably practicable but in any event no later than ten (10) days after written demand is presented to the Company, against any and all expenses, losses, damages, judgments, fines, penalties, liabilities and amounts paid in settlement actually and reasonably incurred by such Indemnified Person in respect of such Claim and any federal, state, local or foreign taxes imposed on the Indemnified Person as a result of the actual or deemed receipt of any payments under this Section 2.7 (collectively with any other amounts approved by the Board, "**Indemnifiable Losses**"); *provided* that, unless otherwise approved by the Board, (i) such Indemnified Person acted in good faith in a manner that such Indemnified Person believed was in or not opposed to the best interests of the Company, (ii) such Indemnified Person's conduct did not constitute a knowing violation of law, willful misconduct or actual fraud, or material breach of this Agreement or any other agreement with the Company or any Subsidiary, and (iii) no Indemnified Person shall be entitled to indemnification under this Section 2.7 from any Claim brought against such Indemnified Person by the Company, any Affiliate of the Company or any Buyer Indemnitee (as defined in the Purchase Agreement) reasonably relating to or arising out of any of the Transaction Documents or the transactions contemplated thereby.

(b) This right to indemnification shall include the payment of all reasonable expenses incurred by such Indemnified Person, including reasonable legal and other professional fees and expenses, which amounts shall be paid by the Company when incurred, subject to an undertaking from the Indemnified Person to return such amounts if it is finally determined by a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification hereunder; *provided* that, the Company may elect to assume the defense of any Indemnified Person in respect of a Claim, and if it assumes the defense of such Claim the Company shall no longer be obligated to reimburse the Indemnified Person for such expenses incurred after the date the Company assumes defense of such Claim. The Indemnified Person agrees to reasonably cooperate with the Company in the defense of any Claim brought against such Indemnified Person.

(c) If a third party seeks to hold an Affiliate of an Indemnified Person responsible for any action or inaction by such Indemnified Person in relation to any Indemnifiable Event, then such Affiliate shall be entitled to indemnification under this Section 2.7 to the same extent as the Indemnified Person is entitled to indemnification hereunder (including, without limitation, the right to payment of expenses under Section 2.7(b).

(d) This right to indemnification shall (i) not be exclusive of or affect any other rights that any Indemnified Person may have, (ii) inure to the benefit of the heirs, executors and administrators of an Indemnified Person, and (iii) continue in effect regardless of whether an Indemnified Person continues to serve as a Manager or officer of the Company or be a Member. No amendment or repeal of this Section shall have any effect on a Person's rights under this Section 2.7 with respect to any act or omission occurring prior to such amendment or repeal.

(e) The Company may, in the sole discretion of the Board, indemnify any other Person to the extent the Board deems advisable.

2.8 **Exculpation**. Without limiting the generality of Section 2.10, no Manager shall be liable, in damages or otherwise, to the Company or any Member, Manager or other Person bound by this Agreement for any loss that arises out of any act performed or omitted to be performed by such Manager in relation to any Indemnifiable Event, other than for any loss that results from such Manager's knowing violation of law, willful misconduct, actual fraud, or material breach of this Agreement or any other agreement with the Company or any Subsidiary. No amendment or repeal of this Section 2.8 shall have any effect on a Manager's rights under this Section 2.8 with respect to any act or omission occurring prior to such amendment or repeal.

2.9 **Reliance**. A Manager shall be fully protected in relying in good faith upon the records of any Related Company and upon such information, opinions, reports or statements presented to any Related Company by any Person as to matters such Manager reasonably believes are within such other Person's professional or expert competence, including without limitation information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits, losses or income or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid.

2.10 **Duties**. To the extent that any Manager, any Member or any of their respective Affiliates (including all officers, directors, employees or service providers of any of the foregoing) has duties (including fiduciary duties), whether express or implied, under the Act or any other law applicable to the Company or any other Related Company, the provisions of this Agreement are intended to replace such duties in their entirety to the maximum extent permitted by law, with the effect that no such duties (including fiduciary duties), whether express or implied, shall apply to the Members or the Managers acting in their capacity as such, or any of their respective Affiliates (including all officers, directors, employees or service providers of any of the foregoing in such capacities) in connection with any distributions (including the valuation of any non-cash distributions as described in Section 5.6), any Change of Control or otherwise related to the Company or any Related Company. This Section 2.10 shall not in any way affect, limit or modify any rights, powers, entitlements, liabilities, obligations, duties or responsibilities under Section 9.5 or any employment agreement, restrictive covenant agreement, or any other agreement with respect to the provision of services to the Company and/or any of its Subsidiaries.

2.11 **Insurance Policies**. Unless otherwise approved by the Board, the Company shall, within ninety (90) days of the Effective Date, obtain and, thereafter, maintain, directors and officers liability insurance and insurance in customary form and in an amount reasonably acceptable to the Preferred Manager.

ARTICLE III
MEMBERS; LIMITED LIABILITY; CAPITAL

3.1 **Members**. The name, address and number and type of Units of each Member is set forth on **Exhibit A** hereto (as the same may be amended from time to time). Such exhibit shall be changed by the Board from time to time to reflect (a) a change in the address of any Member upon notice from such Member of a change of address and (b) any issuance or Transfer of Units. Each Member acknowledges that no such Member shall be entitled to see or review **Exhibit A** hereto unless otherwise determined by any Manager is his or her sole discretion; *provided*, *however*, that the Managers shall provide any Member, upon request (but no more than once per calendar quarter), with a current version of **Exhibit A**.

3.2 **Limited Liability**. Except as otherwise required by the Act, the debts, expenses, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, expenses, obligations and liabilities of the Company, and no Member or Manager shall be obligated personally for any such debt, expense, obligation or liability of the Company. All Persons dealing with the Company shall have recourse solely to the assets of the Company for the payment of the debts, expenses, obligations or liabilities of the Company. No Member shall have any liability to restore any negative balance in such Member's Capital Account. No Member is required to contribute additional capital or lend any funds to the Company.

3.3 **Capital**.

(a) As of the date of this Agreement, the only authorized types or classes of Units in the Company are Preferred Units, the Class A Common Units, and the Class B Common Units. Notwithstanding any other provision of this Agreement (but, with respect to clause (i) of this sentence, subject to Section 3.4), the Board shall have the authority to (i) cause the Company to issue additional Interests (including new types of Interests created by the Board with such rights, powers, privileges, preferences, duties and obligations as the Board determines from time to time) and (ii) amend this Agreement and the Register without the consent of any Member or other Person solely to reflect the rights, powers, privileges, preferences, duties and obligations of the additional Interests so issued, the admission of any additional Members and/or the increase in the Capital Contributions and/or Interests of existing Members in connection with such issuance.

(b) The capital contributions, including deemed capital contributions contemplated by this Section 3.3(b) (the "**Capital Contributions**"), are as set forth in a separate Register of Capital Contributions and Unit ownership (the "**Register**") maintained by the Board. The type and number of Units initially held by the Members are as set forth on the Register. The Register also sets forth the form of each Capital Contribution, and the value attributable thereto in the case of Capital Contributions not made in cash. The Register shall be amended from time to time by the Board to reflect Transfers of Units and the issuance of new Units in accordance with this Agreement. No interest shall accrue on any Capital Contribution.

(c) The Company has reserved 1,229,582 Class B Common Units for future issuances to employees, consultants, directors, managers or others providing services to a Related Company (the "**Incentive Equity Pool**") made pursuant to Equity Agreements approved by the Board or any committee of the Board authorized to administer the Incentive Equity Pool. The terms and conditions of each Equity Agreement (which do not need to be the same) must be approved by the Board or such committee, including any Distribution Threshold with respect to any Class B Common Units issued thereunder. The Board or such committee shall have the exclusive authority to make all interpretations and determinations arising out of or relating to the Equity Agreements and/or the Incentive Equity Pool. Any such interpretation or determination made in good faith shall be final and binding on all interested parties. Without limiting the generality of the foregoing, the Board or such committee shall have the full power and authority to take any and all actions (including the creation of equity incentive plans and "sub-plans") that it deems necessary, advisable or desirable for purposes of administering the Incentive Equity Pool or satisfying applicable securities, tax or other laws of various jurisdictions. For purposes of Rule 701 under the Securities Act and applicable state "blue sky" laws, this Agreement shall constitute a "plan." The number of Class B Common Units in the Incentive Equity Pool may be increased from time to time by the Board. Class B Common Units forfeited to or repurchased by the Company shall increase the reserve of Class B Common Units and be available for future grants under the Incentive Equity Pool. Unless otherwise set forth in any Equity Agreement regarding the issuance of any Class B Common Units, the Class B Common Units are intended to be treated as "profits interests" (as that term is defined in IRS Revenue Procedure 93-27 and clarified by Revenue Procedure 2001-43) that shall entitle a Member holding such Class B Common Units to share in the portion of the future net income, net loss and capital appreciation of the Company, but that may be restricted and subject to forfeiture and vesting in accordance with the terms of any applicable Equity Agreement. Notwithstanding anything herein to the contrary, treatment of profits interests granted hereunder and the rights and privileges associated therewith may be changed hereafter by the Company as necessary in order to comply with the provisions of the Code and the Regulations.

(d) Each Member authorizes the Board to elect to apply the safe harbor (the "**Safe Harbor**") set forth in proposed Regulations § 1.83-3(l) and the proposed Revenue Procedure published in Internal Revenue Service Notice 2005-43 (together, the "**Proposed Treasury Regulation**"), under which the fair market value of an interest in an entity taxable as a partnership that is transferred in connection with the performance of services is treated as being equal to the liquidation value of such interest, if such Proposed Treasury Regulation or a similar Regulation is promulgated as a final or temporary Regulation. If the Board determines that the Company should make such election, the Board is hereby authorized to amend this Agreement without the consent of any Member or other Person to provide that (i) the Company is authorized and directed to elect the Safe Harbor, (ii) the Company and each of its Members (including any Person to whom an Interest is Transferred in connection with the performance of services) will comply with all requirements of the Safe Harbor with respect to all Interests Transferred in connection with the performance of services while such election remains in effect, and (iii) the Company and each of its Members will take all actions necessary, including providing the Company with any required information, to permit the Company to comply with the requirements set forth or referred to in the applicable Regulations for such election to be effective until such time (if any) as the Board determines, in its sole discretion, that the Company should terminate such election.

3.4 **Preemptive Rights**.

(a) The Company will give each Qualified Member at least thirty (30) days prior written notice of any proposed sale or issuance by (i) the Company of any Interests, or (ii) any Subsidiary of any equity interests (or options or other rights to acquire, directly or indirectly, any equity interests), except for, in each case, Exempt Interests. Such notice will identify the Interests or such other equity interests to be issued, the approximate date of issuance, and the price and other terms and conditions of the issuance, which shall include a copy of any letter of intent or proposed definitive agreement with respect to such sale or issuance. Such notice will also include an offer (the "**Offer**") to issue to each Qualified Member such Qualified Member's Proportionate Percentage of such Interests or such other equity interests (the "**Offered Interests**") at the price and on the other terms as are proposed for such sale or issuance; *provided*, to the extent that the proposed sale or issuance involves two or more types of Interests or such other equity interests, such Offer shall reflect the same mix of Interests or such other equity interests as are proposed to be offered in such sale or issuance, and such Offered Interests shall consist of such Qualified Member's Proportionate Percentage of each type of Interests or such other equity interests included in such Offer, which may be accepted only on a proportional basis with respect to each type of Interest or other such equity interest offered. The Offer shall remain open for a period of thirty (30) days from the date of delivery of such notice and may be accepted by any such Qualified Member in such Qualified Member's sole discretion. The Offer will also specify each Qualified Member's Proportionate Percentage.

(b) Each Qualified Member shall give written notice to the Company of such Qualified Member's intention to accept an Offer prior to the end of the thirty (30)-day period of such Offer, setting forth the portion of the Offered Interests that such Qualified Member elects to purchase (which such notice will constitute a binding commitment by such Qualified Member). If any Qualified Member fails to respond to the Offer in writing within such thirty (30)-day period, such Qualified Member will be deemed to have rejected the Offer.

(c) The closing of any sale or issuance of Offered Interests shall take place at the offices of the Company's counsel or such other location (including electronically) as the Company shall reasonably specify to the Members. Upon the closing of any sale or issuance of Offered Interests, the Qualified Members shall purchase from the Company (or the applicable Subsidiary), and the Company (or the applicable Subsidiary) shall sell to such Qualified Members, the Offered Interests, or any part thereof, subscribed for by such Qualified Members at the price and on the terms specified in the Offer, which shall be the same price and terms at which all other Persons acquire such Interests or other such equity interests in connection with such sale or issuance.

(d) If, but only if, the Qualified Members do not subscribe for all of the Offered Interests, the Company (or the applicable Subsidiary) shall have ninety (90) days from the end of the foregoing thirty (30)-day period to sell all or any part of such Offered Interests, as to which such Qualified Members have not accepted the Offer, to any other Persons at a price and on terms and conditions which are no more favorable to such other Persons or less favorable to the Company (or the applicable Subsidiary) in any material respect than those set forth in the Offer. Any Offered Interests not purchased by the Qualified Members or such other Persons in accordance with Section 3.4(c) and this Section 3.4(d) may not be sold or otherwise issued until they are again offered to the Qualified Members under the procedures specified in this Section 3.4.

(e) As used herein, "**Proportionate Percentage**" of a Qualified Member means a fraction of which (i) the numerator is the number of outstanding Units of any class held by such Qualified Member, and (ii) the denominator is the total number of issued and outstanding Units. Units issued pursuant to any Equity Agreement (or for which the Company has exercised a contractual right of repurchase, including pursuant to Section 6.7 or otherwise) shall be disregarded for purposes of this Section 3.4 unless the Board determines otherwise.

(f) As used herein, "**Exempt Interests**" means: (i) the grant of options to purchase Class B Common Units and/or the issuance of Class B Common Units to employees, directors, managers, consultants or others providing services to the Company or its direct or indirect, wholly or partially owned, subsidiaries (the "**Subsidiaries**") as approved by the Board; (ii) the sale by the Company (or any successor) or any Subsidiary of securities in a Public Offering approved by the Board; (iii) the issuance of Interests upon conversion or exercise of any Units or Unit Equivalents as to which each Qualified Member was offered the opportunity to purchase its Proportionate Percentage under this Section which are approved by the Board; (iv) the issuance of Interests as consideration for a bona fide acquisition by the Company or any Subsidiary approved by the Board whether by merger, consolidation, sale of assets, sale or exchange of securities or otherwise, or the issuance of Interests in connection with any joint venture, licensing, marketing or other business arrangement; (v) the issuance of Interests in connection with a *bona fide* debt financing with one or more lenders as approved by the Board; and (vi) the issuance of Interests pursuant to any Unit split, distribution, combination, reclassification, reorganization or similar transaction approved by the Board as a result of which there is no change in the relative percentage ownership of the holders of Interests or other rights of the holders of Interests under this Agreement.

(g) Each Qualified Member may assign all or a portion of its rights under this Section 3.4 to any of its Affiliates, members, stockholders, partners or Permitted Transferees that is an "accredited investor" within the meaning of Regulation D promulgated under the Securities Act (as determined by the Company in its reasonable discretion).

(h) Notwithstanding the foregoing, if the Board determines that it should issue Interests to any Qualified Member that would otherwise be required to be offered under this Section 3.4 prior to their issuance, it may issue such Interests without first complying with this Section 3.4; *provided* that, within thirty (30) days after such issuance, it offers each other Qualified Member the opportunity to purchase, on the same terms and at the same price, as applicable to such issuance, the amount of Interests that such Qualified Member would be entitled to purchase so as to maintain such Qualified Member's Proportionate Percentage (calculated immediately before the issuance made pursuant to this Section 3.4(h)) of the Interests issued pursuant to this Section 3.4(h).

(i) Pursuant to the terms of the Warrant, the Company, anytime within twelve (12) months from the date of the Warrant, has the right to repurchase the Warrant from Cynosure for a total payment of $2,000,000 (the "**Repurchase Right**"). At any time following the date of this Agreement, and for so long as Paul Freedman holds Units in the Company, the Company hereby exclusively and irrevocably assigns the Repurchase Right to Paul Freedman so that Paul Freedman shall have the exclusive right of first option (the "**Right of First Option**") to exercise the Repurchase Right in his sole and absolute discretion. Neither the Company, nor any other Member of the Company, shall attempt to exercise the Repurchase Right unless and until Paul Freedman affirmatively waives the Right of First Option in writing.

(j) This Section 3.4 shall terminate upon the closing of a Change of Control or a Public Offering.

3.5 Resignation or Termination of Membership; Return of Capital. No Member shall resign or terminate such Member's membership in the Company for any reason (including bankruptcy or any other event contemplated by Section 18-304 of the Act) except as expressly permitted by this Agreement, or have any right to distributions respecting such Member's Interest (upon withdrawal or resignation from the Company or otherwise) except as expressly set forth in this Agreement. Without limiting the generality of the foregoing, no Member shall have the right to receive any non-cash property from the Company.

3.6 Transactions Between the Company and the Members. Notwithstanding that it may constitute a conflict of interest, the Members and their Affiliates may engage in any transaction (including the purchase, sale, lease or exchange of any property or rendering of any service or the establishment of any salary, other compensation or other terms of employment) with the Company and/or its Subsidiaries so long as such transaction is approved by the Board (which shall include the approval of the Preferred Manager).

3.7 **Voting**. Except as expressly provided in this Agreement, as otherwise required under non-waivable provisions of the Act, or determined by the Board, Members holding Class B Common Units will not have voting rights with respect to the Units held by them. Members holding Preferred Units and Class A Common Units shall have voting rights in accordance with this Agreement. For any matter submitted to a vote of the Members pursuant to this Section 3.7, except as otherwise provided in this Agreement or required by applicable law: (a) The Members holding Preferred Units and Class A Common Units will vote together as a single class, with each such Member entitled to that number of votes equal to the number of outstanding Units (Preferred and Class A Common) held by such Member, and (b) Such matters shall be determined by the Members holding a majority of the total outstanding Preferred Units and Class A Common Units of the Company.

3.8 **Preferred Units Conversion; Antidilution**.

(a) **Conversion**. At any time, a Preferred Member may convert any number of his, her, or its Preferred Units into such number of Class A Common Units as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price in effect at the time of conversion (the "**Conversion Ratio**"). For each Preferred Unit, the "**Conversion Price**" shall initially be equal to its Original Issue Price. The Conversion Price, and the rate at which Preferred Units may be converted into Class A Common Units, shall be subject to adjustment (x) to account for Dilutive Issuances, (y) to account for the issuance of additional Units as dividends on existing Units, Unit combinations, Unit splits, recapitalizations and the like with respect to the Class A Common Units, and (z) as otherwise provided in this ARTICLE III. The following shall apply to the conversion of Preferred Units:

(i) The close of business on the date of receipt by the Company of notice by such holder of Preferred Units shall be the time of conversion (the "**Conversion Time**"). Class A Common Units issuable upon conversion of Preferred Units pursuant to this Section 3.8 shall be deemed to be outstanding of record as of such date. If the Company has elected to issue certificates for Class A Common Units, then the Company shall, as soon as practicable after the Conversion Time issue and deliver to such holder of Preferred Units, or to his, her or its nominees, a certificate or certificates for the number of Class A Common Units issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the Preferred Units represented by the surrendered certificate that were not converted into Class A Common Units. If the Company has not elected to issue certificates for Class A Common Units, then the Company shall, as soon as practicable after the Conversion Time issue and deliver to such holder of Preferred Units, or to his, her or its nominees, a new **Exhibit A** adjusted to reflect the issuance of Class A Common Units upon the conversion of the Preferred Units.

(ii) The Preferred Units automatically will convert into Class A Common Units immediately upon (i) a Public Offering; or (ii) the date and time, or the occurrence of an event, as specified by the majority of the Preferred Members.

(iii) The Company shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of Class A Common Units upon conversion of Preferred Units pursuant to this Section 3.8. The Company shall not, however, be required to pay any tax which may be payable in respect of any Transfer involved in the issuance and delivery of Class A Common Units in a name other than that in which the Preferred Units so converted were registered, and no such issuance or delivery shall be made unless and until the Person requesting such issuance has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has previously been paid.

(iv) In the event of a liquidation, dissolution or winding up of the Company, the conversion rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the Preferred Members.

(v) If there shall occur any reorganization, reclassification, consolidation, conversion, merger or conversion transaction involving the Company which is not a Change of Control, but which involves the recapitalization of the Company or the conversion of the Company into another form of entity or organizational structure, then, in connection therewith and unless the majority of the Preferred Members elects otherwise by written notice sent to the Company at least thirty (30) days prior to the effective date of any such event, the Preferred Units shall be converted into or exchanged for an equity security with the same rights, preferences, attributes and privileges as the Preferred Units and the Preferred Members hereunder, to the end that the provisions set forth in this Agreement shall thereafter be applicable in relation thereto, subject only to modifications (as determined in good faith by the Board with the approval of the Preferred Manager) required solely as a result of the recapitalization of the Company or the conversion of the Company into another form of entity or organizational structure.

(vi) All Preferred Units which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding, and all rights with respect to such Preferred Units shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive Class A Common Units in exchange therefor, provided that the right of Preferred Members to receive payment of any distributions pursuant to ARTICLE V otherwise owing to them as such shall be forever waived and cancelled upon the conversion of Preferred Units; for avoidance of doubt, any unreturned Capital Contributions with respect to any Preferred Units surrendered for conversion shall be treated for all purposes of this Agreement as unreturned Capital Contributions with respect to any Class A Common Units received in exchange therefor. Any Preferred Units so converted shall be retired and cancelled and may not be reissued as Units, and the Company may thereafter take such appropriate action (without the need for Member action) as may be necessary to reduce the authorized number of Preferred Units and Units in general accordingly.

(vii) For purposes of this Agreement, whenever calculations are made on an "as-converted" to Class A Common Unit basis for purposes of voting or the giving of consent or approval, such calculations shall be made on a per-Preferred Unit basis by dividing the Original Issue Price by the Conversion Price then in effect. Furthermore, whether in the case of deemed conversions or actual conversions under Section 3.8(a) or Section 3.8(b), as applicable, (A) all Class A Common Units which are deemed to be held by or which are deliverable to, as the case may be, a Preferred Member at the conversion time shall be aggregated as to such Preferred Member, and (B) such aggregated number of Class A Common Units shall be rounded to the nearest whole Unit.

(b) **Anti-Dilution Adjustment**. If the Company makes a Dilutive Issuance subsequent to the Effective Date, then the Conversion Price shall be reduced, concurrently with such Dilutive

Issuance, to a price (calculated to the nearest cent) determined in accordance with the following formula (an "**Anti-Dilution Adjustment**") as follows:

$$CP2 = CP1 * [(A + B)] / [(A + C)]$$

For purposes of hereof, the following definitions shall apply:

(i) "CP2" shall mean the Conversion Price applicable to the Preferred Units in effect immediately after such Dilutive Issuance;

(ii) "CP1" shall mean the Conversion Price applicable to the Preferred Units in effect immediately prior to such Dilutive Issuance;

(iii) "A" means the number of Class A Common Units outstanding immediately prior to such Dilutive Issuance (treating for this purpose as outstanding all Units, membership interests or other equity securities issuable upon exercise or conversion of options or other convertible instruments or securities outstanding, immediately prior to such issue, including the Preferred Units, but excluding any Convertible Securities converting into Class A Common Units as part of the Dilutive Issuance);

(iv) "B" means the number of Units that would have been issued if the Units issued pursuant to such Dilutive Issuance had been issued at price per Unit equal to CP1 (determined by dividing the aggregate consideration received by the Company in respect of such Dilutive Issuance by CP1); and

(v) "C" means the number of Units issued in such Dilutive Issuance.

(vi) Convertible Securities. If the Company at any time or from time to time after the Effective Date shall issue any options or other convertible instruments or securities exercisable, convertible or exchangeable for Units, membership interests or other equity securities of the Company ("**Convertible Securities**"), then the maximum number of Units (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Convertible Securities, shall be deemed to be additional Units issued as of the time of such issue.

(vii) Amendments to Convertible Securities. If the terms of any Convertible Security, the issuance of which resulted in an adjustment to the Conversion Ratio pursuant to the terms of this Section 3.8(b), are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Convertible Security) to provide for either (A) any increase in the number of Class A Common Units issuable upon the exercise, conversion and/or exchange of any such Convertible Security or (B) any increase in the consideration payable to the Company upon such exercise, conversion and/or exchange in the case of a Convertible Security, then, effective upon such increase becoming effective, the Conversion Ratio computed upon the original issue of such Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Ratio as would have obtained had such revised terms been in effect upon the original date of issuance of such Convertible Security.

(viii) Adjustments to Convertible Securities. If the number of Class A Common Units issuable upon the exercise, conversion and/or exchange of any Convertible Security, or the consideration payable to the Company upon such exercise, conversion and/or exchange, that is calculable at the time such Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Ratio shall be effected at the time of such issuance or amendment based on such number of Units or amount of consideration without regard to any provisions for subsequent adjustments. If the number of Class A Common Units issuable upon the exercise, conversion and/or exchange of any Convertible Security, or the consideration payable to the Company upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Convertible Security is issued or amended, any adjustment to the Conversion Ratio that would result under the terms of this Section 3.8(b) at the time of such issuance or amendment shall instead be effected at the time such number of Units and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

(ix) Determination of Consideration. For purposes of this Section 3.8(b), the consideration received by the Company for any Dilutive Issuance shall be computed as follows: (A) if such consideration is in the form of cash and property, such consideration shall: (1) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Company, excluding amounts paid or payable for accrued interest unless such interest is converted to Class A Common Units; (2) insofar as it consists of property other than cash, be computed at the Fair Market Value thereof at the time of such issue, irrespective of any accounting treatment; and (3) in the event Units are issued together with other securities or other assets of the Company for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (1) and (2) above, as reasonably determined by the Board, irrespective of any accounting treatment; and (B) if such consideration is in the form of Convertible Securities, the consideration per unit received by the Company for Units deemed to have been issued pursuant to Section 3.8(b), relating to Convertible Securities, shall be determined by dividing: (1) the total amount, if any, received or receivable by the Company as consideration for the issue of such Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the conversion or exchange of such Convertible Securities, by (2) the maximum number of Class A Common Units (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the conversion or exchange of such Convertible Securities.

(x) Multiple Closing Dates. In the event the Company shall issue on more than one date Units that are a part of one transaction or a series of related transactions and that would constitute a Dilutive Issuance, then, upon the final such issuance, the Conversion Ratio shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

(xi) Adjustment for Unit Splits and Combinations. If the Company shall at any time or from time to time after the Effective Date effect a subdivision of the outstanding Class A Common Units, the Conversion Ratio in effect immediately before that subdivision shall be proportionately decreased so that the number of Class A Common Units issuable on conversion of each Preferred Unit shall be increased in proportion to such increase in the aggregate number of Class A Common Units outstanding. If the Company shall at any time or from time to time after the Effective Date combine the outstanding Class A Common Units, the Conversion Ratio in effect immediately before the combination shall be proportionately increased so that the number of Class A Common Units issuable on conversion of each Preferred Unit shall be decreased in proportion to such decrease in the aggregate number of Class A Common Unit outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

(xii) Adjustments for Other Distributions. In the event the Company at any time or from time to time after the Effective Date shall make or issue, or fix a record date for the determination of holders of Class A Common Unit entitled to receive, a distribution payable in securities of the Company (including a distribution of Class A Common Units in respect of outstanding Class A Common Units) or in other property, then and in each such event the holders of Preferred Units shall receive, simultaneously with the distribution to the holders of Class A Common Units, a distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding Preferred Units had been converted into Class A Common Units on the date of such event; provided, however, that no such entitlement shall exist if the holders of Preferred Units simultaneously receive a distribution of such securities in an amount equal to the amount of such securities or other property they would have received if all outstanding Preferred Units had been converted into Class A Common Units on the date of such event.

(c) **Certificate as to Adjustments**. Upon the occurrence of each adjustment or readjustment of the Conversion Ratio pursuant to this Section 3.8(b), the Company at its expense shall, as promptly as reasonably practicable but in any event not later than twenty (20) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Units a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Units are convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Units (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Ratio then in effect, and (ii) the number of Class A Common Units and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Units.

ARTICLE IV
CAPITAL ACCOUNTS AND ALLOCATIONS

4.1 **Capital Accounts**. A separate account (a "**Capital Account**") shall be established and maintained for each Member in accordance with the Regulations under Code Section 704, which shall initially equal the amount or value of the Member's paid-in Capital Contributions recorded on the books of the Company and shall be:

(a) increased by (i) any cash contributions made to the capital of the Company by such Member, (ii) the Gross Asset Value of any property contributed by such Member to the Company (as determined immediately prior to such contribution), (iii) such Member's distributive share of Net Profits, and (iv) the amount of any Company liabilities that are assumed by such Member or that are secured by any Company property distributed to such Member, and

(b) reduced by (i) cash distributed by the Company to such Member, (ii) the Gross Asset Value of any Company property distributed to such Member (as determined immediately prior to such distribution) (iii) such Member's distributive share of Net Losses, and (iv) the amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by such Member to the Company.

While any Noncompensatory Option is outstanding, the Company shall comply with the rules of Regulations § 1.704-1(b)(2)(iv)(f), taking into account any adjustments to the Gross Asset Value of any Company property required by Regulations § 1.704-1(b)(2)(iv)(h)(2), and upon the exercise of any Noncompensatory Option, the Company shall adjust Capital Accounts in accordance with the rules of Regulations § 1.704-1(b)(2)(iv)(s). It is the intention of the Members that the Capital Accounts of the Company be maintained in accordance with the Regulations promulgated under Code Section 704(b) and Regulations §§ 1.704-1(b) and 1.704-2 and that this Agreement be interpreted consistently therewith.

4.2 Revaluations of Capital Accounts. If so determined by the Board, immediately prior to any Adjustment Date, the Capital Accounts of all Members shall also be increased or decreased to reflect the aggregate net increase or decrease in Gross Asset Values of the Company as if the upward or downward change in the Gross Asset Values arising from such adjustment had been Net Profits or Net Losses, respectively, and allocated among the Members pursuant to Section 4.3.

4.3 Net Profits and Net Losses. Subject to and after making any special allocations required by Sections 4.4, 4.5, and 4.6, the Net Profits and Net Losses shall be allocated among the Members and credited or debited to their respective Capital Accounts in accordance with Regulations § 1.704-1(b)(2)(iv), so as to ensure to the maximum extent possible that the balance of each Member's Capital Account at the end of any taxable year (increased by (a) any amount such Member is deemed obligated to restore under Regulations § 1.704-1(b)(2)(ii)(c) and (b) such Member's "share of partnership minimum gain" and "share of partner nonrecourse debt minimum gain" each as defined in Regulations § 1.704-2) is equal to the amount, if any, that such Member would receive (or be required to contribute to the Company) in respect of such Member's Interests if the Company sold all its property for an amount of cash equal to the Gross Asset Value of such property and all of the cash of the Company remaining after payment of all liabilities of the Company (limited in the case of any nonrecourse liability to the Gross Asset Value of the property securing such liability) were distributed in liquidation in accordance with Section 5.2 (such amount, with respect to each Member's Capital Account balance, the "**Target Amount**"). If there is any difference between the Capital Accounts of the Members and their Target Amounts in the taxable year in which the Company is actually liquidated or a Change of Control occurs, then Tax Items shall be specially allocated among the Members for such year to cause their Capital Accounts to equal their Target Amounts as nearly as possible.

4.4 Special Allocations.

(a) Qualified Income Offset. Any Member who unexpectedly receives an adjustment, allocation, or distribution described in Regulations § 1.704-1(b)(2)(ii)(d)(4), (5), or (6), and as a result such Member has, or has increased, a deficit balance in such Member's Capital Account (in excess of any amounts that such Member is deemed obligated to restore under Regulations §§ 1.704-1(b)(2)(ii)(c) or 1.704-2) will be allocated items of income and gain (consisting of a *pro rata* portion of each item of partnership income, including gross income, and gain for such year) in an amount and manner sufficient to eliminate such deficit balance as quickly as possible.

(b) Minimum Gain Chargebacks. Notwithstanding any provision of this Agreement to the contrary, to the extent required by the Regulations, (a) if there is a net decrease during a taxable year in Company "minimum gain," as that term is defined in Regulations § 1.704-2(d), then items of income and gain for such taxable year (and, if necessary, subsequent years) shall be allocated in such a manner as to comply with the "minimum gain chargeback" requirement of Regulations § 1.704-2(f), and (b) if there is a net decrease during a taxable year in a Member's "partner nonrecourse debt minimum gain," as that term is defined in Regulations § 1.704-2(i), then items of income and gain for such taxable year (and, if necessary, subsequent years) shall be allocated in such a manner as to comply with the "partner nonrecourse debt minimum gain chargeback" requirement of Regulations § 1.704-2(i).

(c) Allocations of Nonrecourse Deductions. "Nonrecourse deductions," as that term is defined in Regulations § 1.704-2(c), and "partner nonrecourse deductions," as that term is defined in Regulations § 1.704-2(i)(2), shall be allocated as determined by the Board in accordance with Regulations § 1.704-2.

(d) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset under Code Sections 734(b) or 743(b) is required to be taken into account in determining Capital Accounts pursuant to Regulations § 1.704-1(b)(2)(iv)(m), the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such section of the Regulations.

4.5 Curative Allocations. If the special allocations required by Section 4.4 result in Capital Account balances that are different from the Capital Account balances the Members would have had if the special allocations were not required, the Company shall allocate other items of income, gain, loss and deduction in any manner it considers appropriate to offset the effects of the special allocations on the Members' Capital Account balances. Any offsetting allocation required by this paragraph is subject to and must be consistent with the special allocations required by Section 4.4.

4.6 Limitation on Loss Allocations. If and to the extent that any allocation of Net Loss to any Member would cause such Member's Capital Account to have a deficit balance, or would further increase an existing deficit balance, in excess of the maximum deficit balance allowed under the Section 704(b) Regulations, then such Net Loss shall be allocated proportionately to the other Members, until all such Members have received the maximum allocations of Net Loss as are allowed under the Section 704(b) Regulations, and then to all Members proportionately with respect to each Unit held. If any special allocations of Net Loss are made pursuant to the preceding sentence, items of gross income and gain in subsequent periods shall be specially allocated to offset such allocations of Net Loss as promptly as possible to the extent the Board determines necessary to effect the economic intent of this Agreement.

4.7 Transfers, Admissions, or Redemptions. If any Interest of a Member is Transferred during a taxable year of the Company, then Net Profits or Net Losses for such year shall be allocated between the transferor and transferee of such Interest as required or permitted by the Code or Regulations, using any convention or method permitted by the Code or Regulations as the Board (with the approval of the Preferred Manager) shall select; *provided, however*, extraordinary gain or loss (if any) shall be allocated to the holder of the Interest on the date of the disposition giving rise to the extraordinary gain or loss; *provided further*, the Company shall use the "interim closing method" and "calendar day convention" within the meaning of Section 1.706-4 of the Regulations with respect to the taxable year in which the Effective Date occurs. If the Interest of a Member is changed during a taxable year for any reason other than the Transfer of all or a portion of such Interest to any other Person, then such Member's share of each Tax Item shall be determined for U.S. federal income tax purposes by taking into account each such Member's varying Interests and using any convention or method permitted by the Code or the Regulations selected by the Board.

4.8 Tax Allocations.

(a) Except as otherwise provided in this ARTICLE IV, all items of income, gain, loss and deduction will be allocated among the Members for U.S. federal income tax purposes in the same manner as the corresponding allocations for Capital Account purposes.

(b) The Tax Items with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for U.S. federal income tax purposes and its Gross Asset Value, in accordance with Code Section 704(c) and the Regulations thereunder; *provided*, that any allocations required or permitted by Code Section 704(c) and the Regulations thereunder with respect to (i) the property acquired in connection with the consummation of the transactions contemplated by the Purchase Agreement and (ii) any "reverse section 704(c)" layer resulting from a revaluation of Company property pursuant to Regulations § 1.704-1(b)(2)(iv)(*f*) in connection with the issuance of Interests under the Purchase Agreement shall be made using the "traditional method" described in Regulations § 1.704-3(b).

(c) If required by Regulations § 1.704-1(b)(2)(iv)(s), corrective allocations shall be made as provided in Regulations § 1.704-1(b)(4)(x).

(d) Allocations pursuant to these Sections 4.8(b) and 4.8(c) are solely for purposes of federal, state and local income taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Profits, Net Losses or other items or distributions pursuant to any provision of this Agreement.

ARTICLE V
DISTRIBUTIONS

5.1 Timing of Distributions. The Members shall be entitled to receive distributions from the Company at the following times:

(a) Tax Distributions.

(i) To the extent of Available Cash, the Company shall distribute to each Member an amount of cash that is sufficient to cause such Member to have received under this Section 5.1(a) with respect to each taxable year aggregate distributions equal to the product of the Tax Rate multiplied by the U.S. federal taxable income allocated to such Member pursuant to this Agreement for such year (for avoidance of doubt, taking account of any allocations pursuant to Code Section 704(c) and the Regulations thereunder). The Company shall use commercially reasonable efforts to make tax distributions required by this Section 5.1(a) during each taxable year for the purpose of funding the U.S. federal and any applicable state estimated tax liabilities of the Members based on the taxable income of the Company, not less than five (5) days before the due date of each estimated tax payment by an individual taxpayer, with any shortfall arising from a lack of Available Cash to be applied *pro rata* to the Members according to each Member's respective estimated tax liabilities. No tax distribution shall be made under this Section 5.1(a) with respect to any income arising from any Change of Control or liquidation of the Company, unless otherwise determined by the Board.

(ii) Tax distributions made pursuant to this Section 5.1(a) shall be computed net of any net taxable losses of the Company allocated to any applicable Member for any prior taxable period, to the extent such losses have not been previously taken into account to offset taxable income of such Member for purposes of this Section 5.1(a) and to the extent such losses would be available under the Code to offset income of such Member.

(iii) Tax distributions made to a Member pursuant to this Section 5.1(a) shall be treated as an advance of, and shall be offset against, future distributions to such Member for purposes of Section 5.2(d) (including pursuant to Section 8.3(b)(iii)). The Board shall determine in good faith the amount of the tax distributions required by this Section 5.1(a), and such determination shall be final and binding.

(b) Cash Flow Distribution.

(i) After making any tax distributions under Section 5.1(a), the Company shall distribute to the Preferred Members annually an amount equal to (a) Available Cash (including any amounts distributed under Section 5.1(a)) in excess of three hundred thousand dollars ($300,000), multiplied by (b) fifty percent (50%), multiplied by (c) a fraction, the numerator of which is the number of Preferred Units and the denominator of which is the number of all outstanding Units, with such distribution to be made in proportion to the Preferred Members' relative Units in the Company, until each holder of Preferred Units has received under this Section 5.1(b)(i) and Section 5.2(a) an aggregate amount in respect of each such Preferred Unit equal to the Capital Contribution made (or deemed to have been made) with respect to such Preferred Unit..

(ii) For illustrative purposes only, if in 2025, the Company had $1,000,000 of Available Cash and the Preferred Members owned 15% of the Company on a fully diluted basis (e.g., 15 Preferred Units / 100 total Units outstanding), the aggregate amount distributed to the Preferred Members under Section 5.1(b)(i) for 2025 would be $52,500, calculated as follows: ($1,000,000 - $300,000) x 50% = $350,000; $350,000 x 15% = $52,500. The $52,500 would be distributed to the Preferred Members in accordance with their relative Units.

(c) Other Distributions Prior to Liquidation or Sale of the Company. All other distributions of cash or property shall be made to the holders of all Units *pro rata* in proportion to the number of Units held by each holder at such times and in such aggregate amounts as the Board shall determine. Any distributions that would be made under this Section 5.1(c) in respect of any unvested Class B Common Unit shall be held by the Company and paid over to the holder of such Class B Common Unit (without interest) only if and when such Class B Common Unit vests.

5.2 Priority of Distributions in Liquidation or Sale of the Company. Except as otherwise set forth in Section 5.3, distributions in the event of a Liquidity Event or Change of Control of the Company shall be made to the Members in the following order and priority:

(a) First, *pro rata* among the holders of the Preferred Units in proportion to the aggregate unreturned Capital Contributions made in respect of the Preferred Units held by each holder, until each holder of Preferred Units has received under this Section 5.2(a) and Section 5.1(b)(i) an aggregate amount in respect of each such Preferred Unit equal to the Capital Contribution made (or deemed to have been made) with respect to such Preferred Unit;

(b) Second, *pro rata* among the holders of the Class A Common Units in proportion to the aggregate unreturned Capital Contributions made in respect of the Class A Common Units held by each holder, until each holder of Class A Common Units has received under this Section 5.2(b) an aggregate amount in respect of each such Class A Common Unit equal to the Capital Contribution made (or deemed to have been made) with respect to such Class A Common Unit;

(c) Third, *pro rata* among the holders of the Class B Common Units in proportion to the number of Class B Common Units held, until the aggregate distributions under this Section 5.2(d) with respect to each Class B Common Unit is equal to $1.00; and

(d) Thereafter, to the holders of all Units, *pro rata* in proportion to the number of such Units held by each holder.

For the avoidance of doubt, no distribution shall be made under this Section 5.2 with respect to any Class B Common Unit that remains unvested at the time of such Change of Control or Liquidity Event. If any portion of any Change of Control consideration payable to the Members is placed into escrow and/or is payable to the Members subject to a holdback or other contingencies, the applicable definitive agreement shall provide that (A) the portion of such consideration that is not placed in escrow and not subject to any holdback or other contingencies (the "**Initial Consideration**") shall be allocated among the Members in accordance with Section 5.2 as if the Initial Consideration were the only consideration payable in connection with the Change of Control transaction and (B) any additional consideration that becomes payable to the Members upon release from escrow or satisfaction of contingencies shall be allocated among the Members in accordance with Section 5.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction.

5.3 Distribution Threshold Units.

(a) Upon the issuance of any Class B Common Units from the Incentive Equity Pool that the Board intends to be "profits interests" for U.S. federal income tax purposes, the Board shall specify the Distribution Threshold, if any, applicable to such Class B Common Units and enter it into the applicable Equity Agreement. The "**Distribution Threshold**" shall be at least equal to the amount determined by the Board in its discretion to be necessary to cause such Class B Common Unit to constitute a "profits interest" for U.S. federal income tax purposes. Each Class B Common Unit that is then subject to a Distribution Threshold is sometimes referred to herein as a "**Distribution Threshold Unit**". Notwithstanding any provision of this Agreement to the contrary, in no event will the Company make any distributions under Section 5.2(c) or Section 5.2(d) (including in each case pursuant to Section 8.3(b)(iii)) in respect of a Distribution Threshold Unit unless and until the Company has made aggregate distributions under Section 5.2 (including pursuant to Section 8.3(b)(iii)) equal to the Distribution Threshold of such Distribution Threshold Unit, taking into account only distributions thereunder since the date of issuance of such Distribution Threshold Unit (it being understood that all tax distributions pursuant to Section 5.1(a) shall be disregarded for purposes of determining whether cumulative distributions have been made in an amount equal to any Distribution Threshold of any Distribution Threshold Unit); thereafter, such Class B Common Unit shall be entitled to all the distributions to which it would have been entitled under Section 5.2(c) if such Unit were never subject to a Distribution Threshold (for clarity, even if the Company previously made distributions under Section 5.2(d)) but only its share of any remaining distributions under Section 5.2(d)) (including, in each case, pursuant to Section 8.3(b)(iii)). Any distributions that would have been made under Section 5.2(c) or Section 5.2(d) (including pursuant to Section 8.3(b)(iii)) in respect of a Distribution Threshold Unit but for the preceding sentence shall instead be made to all other Units (taking into account any other Distribution Threshold Units with a lesser Distribution Threshold)..

(b) Notwithstanding anything to the contrary in this Agreement, each holder of Class B Common Units agrees and acknowledges that the portion of any distribution by the Company to which such holder is entitled pursuant to this Agreement in respect of such Class B Common Units may be limited pursuant to the terms of the applicable Equity Agreements.

(c) Notwithstanding anything to the contrary in this Agreement, distributions and Distribution Thresholds with respect to Units intended to qualify as "profits interests" in accordance with

Section 3.3(c) shall be adjusted as necessary to comply with the requirements set forth in IRS Revenue Procedure 93-27 (as clarified by Revenue Procedure 2001-43) and to preserve the economic arrangement of the parties.

5.4 Withholding Against Distributions. The Company and any other Related Company shall have the right to withhold (or cause to be withheld) from any distribution to a Member or any other holder of a Unit or Unit Equivalent (including options granted pursuant to the Equity Incentive Plan) the amount of any federal, state, local or foreign tax required by any taxing jurisdiction to be withheld from or with respect to Company distributions or payments, and any amounts so withheld and paid over to such taxing jurisdiction shall be treated, for all purposes under this Agreement and, as applicable, any Equity Agreement, as if such amounts had been distributed or paid to such Member pursuant to this Agreement. The Company and any other Related Company shall also have the right to withhold (or cause to be withheld) from any distribution to a Member or any other holder of a Unit or Unit Equivalent (including options granted pursuant to the Equity Incentive Plan) the amount of any unpaid obligation of such Person (or any Affiliate of such Person) to any Related Company, and any amounts so withheld shall be treated, for all purposes under this Agreement, as if such amounts had been distributed to such Member pursuant to this Agreement and then used to repay the unpaid obligation.

5.5 No Violation of Act. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not be permitted to make a distribution to any Member if such distribution would violate the Act or any other applicable law. Each Member (including any former Member) who received a distribution in violation of the Act or any other applicable law shall be liable to the Company for the amount of such distribution to the extent required by the Act or such law.

5.6 Non-Cash Distributions. The value of any non-cash assets to be distributed to the Members in accordance with this Agreement shall be determined by the Board, which such determination shall require the approval of the Preferred Manager. Any such distribution of non-cash assets shall be *pro rata*, as nearly as practicable, in accordance with the other provisions of this Agreement; *provided*, that (a) no Member who is not an "accredited investor" (as such term is defined in Rule 501 under the Securities Act) shall be entitled to receive distributions in the form of equity interests or securities of any Person and (b) the right to make a debt or equity investment in any other Person in connection with a Change of Control (whether directly or through contribution of a security, including pursuant to a "rollover" transaction) shall not constitute a failure or violation of this Section 5.6. In addition, if any Member receives securities in lieu of cash consideration in a Change of Control (including, without limitation, in a rollover transaction), the allocation and value of such rollover securities will be determined in good faith by the Board (which shall include the approval of the Preferred Manager) as of immediately prior to such Change of Control, and such rollover securities will be deemed to be the same form of consideration as any cash consideration received by any other Member in such Change of Control.

5.7 Predecessors in Interest. Any reference in this Agreement to a Capital Contribution of or distribution to a Member shall include the Capital Contributions of and the distributions previously made to such Member's predecessor in interest to the extent related to the Units acquired by such Member from such predecessor in interest.

5.8 Indemnification and Reimbursement for Payments on Behalf of a Member. Except as provided in Section 9.4, if the Company is required by law to, or as part of a closing agreement with a governmental authority does, make any payment to a governmental authority that is specifically attributable to a Member (including federal or state withholding taxes, state personal property taxes, state unincorporated business taxes), then such Member shall indemnify the Company in full for (and contribute to the Company) the entire amount paid (including interest, penalties and related expenses). The Board may offset distributions to which a Member is otherwise entitled under this Agreement against such Member's obligation to indemnify the Company under this Section 5.8. A Member's obligation to indemnify and make contributions to the Company under this Section 5.8 shall survive the termination, dissolution, liquidation and winding up of the Company or any Transfer or liquidation of any Member's Interest, and for purposes of this Section 5.8, the Company shall be treated as continuing in existence.

5.9 **Return of Distributions**. Except as expressly set forth in this Agreement or as otherwise required by law, no Member shall be obligated by this Agreement to return any distribution or tax distribution to the Company or pay the amount of any distribution or tax distribution for the account of the Company or to any creditor of the Company; *provided* that a Member shall be required to return to the Company any distribution or tax distribution made to it in clear and manifest accounting or similar error (which the Board may elect to effectuate through reductions in subsequent distributions or tax distributions to such other Members). Notwithstanding the foregoing sentence, if any court of competent jurisdiction holds that, notwithstanding this Agreement, any Member is obligated to return or pay any part of any distribution or tax distribution, then such obligation shall bind such Member alone and not any other Member or any Manager; *provided* that if any Member is required to return all or any portion of any distribution or tax distribution under circumstances that are not unique to such Member that would have been applicable to other Members if such Members had been named in the action against the Member in question (such as where a distribution or tax distribution was made to all Members and rendered the Company insolvent, but only one Member was sued for the return of such distribution or tax distribution), then the Member that was required to return or repay the distribution or tax distribution (or any portion thereof) shall be entitled to reimbursement from the other Members that were not required to return the distribution or tax distribution made to them based on each such other Member's relative share of the distribution or tax distribution in question (which the Board may elect to effectuate through reductions in subsequent distributions or tax distributions to such other Members). The provisions of the immediately preceding sentence are solely for the benefit of the Members and shall not be construed as benefiting any third party. The amount of any distribution or tax distribution returned to the Company by a Member or paid by a Member for the account of the Company or to a creditor of the Company (taking into account any reimbursements among the Members under this Section 5.9) shall be added to the account or accounts from which it was subtracted when it was distributed to such Member. The preceding sentences of this Section 5.9 shall constitute a compromise to which all members have consented within the meaning of the Act.

ARTICLE VI
TRANSFERS; DRAG-ALONG RIGHTS; TAG-ALONG RIGHTS

6.1 **General Prohibition on Transfers**. No Member may (whether directly or indirectly) sell, assign, give, pledge, hypothecate, encumber or otherwise transfer including, without limitation, by operation of law or order of a court (each, a "**Transfer**"), such Member's Interest or any part thereof without the prior written consent of the Board, which consent may be given or withheld in the Board's sole discretion. Notwithstanding the foregoing, the prior written consent of the Board shall not be required, however, for any (a) Transfer by a Member to the Company or (b) Permitted Transfer that complies with the terms of Sections 6.2 and 6.3. For the avoidance of doubt, each Member covenants that he, she or it shall not, and shall not seek to, circumvent or avoid the Transfer restrictions set forth in this Agreement, including without limitation, by (i) making one or more Transfers to one or more Permitted Transferees and then disposing of all or any portion of such Member's interest in any such Permitted Transferee or (ii) issuing or permitting any Transfer of any equity securities of or in such Member. Each Member that is not a natural Person shall cause the holders of legal and beneficial interests in such Member not to circumvent or avoid, or seek to circumvent or avoid, the provisions of this Agreement by Transferring all or any portion of such Person's interest in such Member, and each Member that is a natural Person shall cause compliance with this Section 6.1 by any Member that is not a natural Person and in which such natural Person holds any equity interests. Any purported Transfer made in violation of this Agreement shall be null and void and of no effect whatsoever.

6.2 <u>**Securities Law Compliance**</u>. No Member shall Transfer such Member's Interest or any part thereof in violation of the Securities Act or applicable state securities laws. The Board may, as a condition precedent to any Transfer by a Member, require such Member to deliver to the Company an opinion of counsel reasonably satisfactory to the Board that such Transfer is being made in compliance with the Securities Act and applicable state securities laws.

6.3 <u>**Requirement to Sign Agreement**</u>. Notwithstanding anything to the contrary contained in this Agreement, to the maximum extent permitted by applicable law, no Person shall acquire any Interest, whether by purchase from a Member, issuance by the Company or otherwise, or be entitled to enforce any provision of this Agreement, unless (a) such Person first becomes a signatory to this Agreement as a Member, agreeing to be bound by all the terms of this Agreement and (b) the spouse of such Person, if any, has executed a consent in form and substance satisfactory to the Board. Any Person who acquires an Interest in compliance with this Agreement shall be admitted as a Member.

6.4 <u>**Rights of First Refusal**</u>.

(a) **Notice of Proposed Transfer**. Subject to compliance with any other applicable Transfer restrictions contained herein (including compliance with the Transfer restrictions in <u>Section 6.1</u>, including prior receipt of any and all consents required thereby), if any Member (a "**Transferring Member**") desires to Transfer any of such Transferring Member's Interests, such Transferring Member shall first offer such Interests to the Company and the other Members (the "**Remaining Members**") by written notice (the "**Initial Notice**") stating the Interests such Transferring Member desires to Transfer (the **Offered Units**"), the Transferring Member's bona fide intention to Transfer such Interests, the existence of a bona fide offer by the proposed transferee to acquire such Interests, the name of the proposed transferee of such Interests and the proposed price (expressed in United States dollars) (the "**Purchase Price**") and other terms of such proposed Transfer (which shall be for cash payable upon the Transfer).

(b) **Company Option**. The Company shall have the option (the "**Company Option**") to purchase any or all of the Offered Units by providing written notice to the Transferring Member specifying the number of Offered Units the Company intends to purchase (the "**Company Notice**") within thirty (30) days after delivery of the Initial Notice (the "**Company Period**"). If the Company does not provide the Company Notice within the Company Period, or if it the Company elects to purchase fewer than all of the Offered Units, the Transferring Member shall promptly notify the Remaining Members.

(c) **Buy Option**. If the Company either (i) does not exercise the Company Option, or (ii) elects to purchase fewer than all of the Offered Units of the Remaining Members exercising such Buy Option pursuant to this <u>Section 6.4(c)</u> (the "**Buying Members**") shall have the option (the "**Buy Option**") to purchase any or all of the remaining Offered Units, up to such Buying Member's pro rata portion (based on the total number of Units then held by all Members) or such other basis as the Buying Members may agree. The Buy Option may be exercised by one or more of the Remaining Members by giving written notification ("**Buy Notice**") to the Transferring Member within fifteen (15) days after the end of the Company Period (the "**Option Period**"), indicating the maximum number of Offered Units such Remaining Member desires to purchase.

(d) **Undersubscription of Offered Units**. If the Company and the Buying Members do not exercise their options to purchase all of the Offered Units by the end of the Option Period, the Transferring Member must, within five (5) days after the expiration of the Option Period, send a written notice (the "**Undersubscription Notice**") to those Members who fully exercised their Buy Option (the

"**Exercising Members**"). Each Exercising Member shall then have an additional option to purchase any remaining unpurchased Offered Units on the terms and conditions set forth in the Initial Notice. To exercise this additional option, an Exercising Member must deliver a written notice (the "**Additional Purchase Notice**") to the Transferring Member and the Company within ten (10) days after the expiration of the Option Period. In the event that the Exercising Members collectively wish to purchase more than the remaining Offered Units, the remaining Offered Units shall be allocated among them pro rata based on the number of Units such Exercising Members have elected to purchase under the Buy Option. If the options to purchase the remaining Offered Units are fully exercised, the Company shall promptly notify all Exercising Members and the Transferring Member.

(e) **Payment**. If the Company or one or more Buying Members together elect to purchase all of the Offered Units, (i) the Company or Buying Members shall designate the time, date and place of closing, provided that the date of closing shall be within sixty (60) days after delivery of the Company Notice or the Buy Notice, as applicable, and (ii) at the closing, the Company or the Buying Members, as applicable, shall purchase, and the Transferring Member shall sell, the Offered Units for an amount equal to the Purchase Price and in accordance with such other terms and conditions set forth in the Initial Notice. At the closing, the Company or the Buying Members shall pay the Transferring Member the Purchase Price and the Transferring Member shall execute and deliver to the Company or Buying Members such instruments as may be reasonably required to give it good and indefeasible title to all of the Transferring Member's right, title, and interest in and to the Offered Units, free and clear of any liens, claims, or encumbrances of any kind.

(f) **Right to Sell**. If there are no Buying Members or the Buying Members fail to elect to purchase all of the Offered Units, the Buy Option shall terminate and at any time within ninety (90) days following the expiration of the Option Period, the Transferring Member shall (subject to compliance with any other applicable Transfer restrictions contained herein (including compliance with the Transfer restrictions in Section 6.1, including prior receipt of any and all consents required thereby)) have ninety (90) days to Transfer the remaining Interests specified in the Initial Notice not acquired by the Company and the Remaining Members, to the proposed transferee on price, terms and conditions no more favorable to the proposed transferee than those set forth in the Initial Notice. In such event, the Transferring Member shall provide the Company and the Remaining Members with at least thirty (30) days' notice of the date and place of the closing of the proposed Transfer. After the expiration of such ninety (90)-day period provided for in this Section 6.4(f), the Transferring Member may not Transfer such Interests unless and until they are again offered to the Company and the Remaining Members under the procedures specified in this Section 6.4, where applicable.

(g) **Assignment**. The Remaining Members may assign all or a portion of their rights under this Section 6.4 to any of its Affiliates, members, stockholders, partners or Permitted Transferees, in each case that is an "accredited investor" within the meaning of Regulation D promulgated under the Securities Act.

(h) **Permitted Transfers**. This Section 6.4 shall not apply to Permitted Transfers.

6.5 **Drag-Along Rights**.

(a) **Participation**. If at any time a Member (together with its affiliates), or two or more Members (together with their respective Affiliates) who hold fifty percent (50%) of the then-outstanding Units (the "**Drag-Along Party**"), receives a bona fide offer from any Person to consummate, in one transaction or a series of related transactions, a Change of Control (a "**Drag-Along Sale**"), subject to receiving approval of the Board (which such approval shall include the approval of the Preferred

Manager), the Drag-Along Party shall have the right to require that each other Member (each, a "**Drag-Along Member**") participates in such sale in the manner set forth in this Section 6.5.

(b) Sale Notice. The Drag-Along Party shall exercise their rights pursuant to this Section 6.5 by delivering a written notice (the "**Drag-Along Notice**") to the Company and each Drag-Along Member, no later than twenty (20) days prior to the closing date of such Drag-Along Sale. The Drag-Along Notice shall make reference to the Drag-Along Party's rights and obligations hereunder and shall describe in reasonable detail:

(i) the name of the person or entity to whom such Units are proposed to be sold (the "**Acquirer**");

(ii) the proposed date, time and location of the closing of the sale;

(iii) the number of Units to be sold by the Drag-Along Party, the per Unit purchase price and the other material terms and conditions of the Drag-Along Sale, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and

(iv) a copy of any form of agreement proposed to be executed in connection therewith.

(c) Units to be Sold. Subject to paragraph (d) of this Section 6.5, each Drag-Along Member shall sell in the Drag-Along Sale the number of Units equal to the product obtained by multiplying (i) the number of Units held by such Drag-Along Member by (ii) a fraction (x) the numerator of which is equal to the number of Units the Drag-Along Party proposes to sell or transfer in the Drag-Along Sale and (y) the denominator of which is equal to the number of Units held by the Drag-Along Party at such time.

(d) Conditions of Sale. The consideration to be received by a Drag-Along Member shall be the same form and amount of consideration per Unit to be received by the Drag-Along Party (or, if the Drag-Along Party is given an option as to the form and amount of consideration to be received, the same option shall be given to the Drag-Along Member, as long as the Drag-Along Party is an accredited investor) and the terms and conditions of such sale shall, except as otherwise provided in the immediately succeeding sentence, be the same as those upon which the Drag-Along Party sells its Units. Each Drag-Along Member shall make or provide the same representations, warranties, covenants, indemnities and agreements as the Drag-Along Party makes or provides in connection with the Drag-Along Sale (except that in the case of representations, warranties, covenants, indemnities and agreements pertaining specifically to the Drag-Along Party, the Drag-Along Member shall make the comparable representations, warranties, covenants, indemnities and agreements pertaining specifically to itself); *provided*, that all representations, warranties, covenants and indemnities shall be made by the Drag-Along Party and each Drag-Along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Drag-Along Party and each Drag-Along Member, in each case in an amount not to exceed the aggregate proceeds received by the Drag-Along Party and each such Drag-Along Member in connection with the Drag-Along Sale. Each Drag-Along Member shall also enter into any indemnification and contribution agreement that is reasonably requested by the Drag-Along Party to ensure compliance with this Section 6.5, and the provisions of this Section 6.5 shall be deemed complied with if the requirement for several liability is addressed through such agreement, even if a definitive agreement provides for joint and several liability.

(e) Expenses. The fees and expenses of the Drag-Along Party incurred in connection with a Drag-Along Sale and for the benefit of all Members (it being understood that costs incurred by or on behalf of a Drag-Along Party for its sole benefit will not be considered to be for the benefit of all Members), to the extent not paid or reimbursed by the Company or the Acquirer, shall be shared by all the Members on a pro rata basis, based on the consideration received by each Member; *provided*, that no Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag-Along Sale.

(f) Cooperation. Upon exercise of the Drag-Along Right and receipt of the Drag-Along Notice, each Drag-Along Member shall:

(i) if such Drag-Along Sale requires such Drag-Along Member's consent or approval as a Member, vote or otherwise consent with respect to all Units held in favor of such Drag-Along Sale;

(ii) sell or otherwise Transfer to the Acquirer, in the method specified in the Drag-Along Notice, all Units held, free and clear of any liens, claims or encumbrances; and

(iii) execute and deliver all related documentation and take such other action in support of the Drag-Along Sale as shall reasonably be requested by the Drag-Along Parties and the Acquirer or is reasonably necessary to consummate the Drag-Along Sale, in order to carry out the terms and provision of this Section 6.5.

(g) Consummation of the Sale. The Drag-Along Party shall have ninety (90) days following the date of the Drag-Along Notice in which to consummate the Drag-Along Sale, on the terms set forth in the Drag-Along Notice (which such ninety (90) day period may be extended for a reasonable time not to exceed one hundred and twenty (120) days to the extent reasonably necessary to obtain any regulatory approvals). If at the end of such period the Drag-Along Party has not completed the Drag-Along Sale, the Drag-Along Party may not then effect a transaction subject to this Section 6.5 without again fully complying with the provisions of this Section 6.5.

6.6 Tag-Along Rights.

(a) Tag-Along Transaction. In the event of a proposed Transfer by a Member or a group of Members acting jointly or in concert of an aggregate of at least 20% of the outstanding Units to any Person, and subject to prior compliance with Section 6.1, and Section 6.4, each Remaining Member shall have the right to participate in such proposed Transfer in accordance with this Section 6.6 (a "**Tag-Along Transaction**"); provided that this Section 6.5 shall not apply to (i) a Transfer pursuant to a Public Offering or into the public markets, or (ii) a Permitted Transfer.

(b) Notice. Prior to any Transfer described in Section 6.6(a), the Transferring Members shall give prior notice thereof (the "**Tag-Along Transfer Notice**") to the Company and the Remaining Members indicating the Interests to be Transferred, the overall Company equity value implied by the proposed Tag-Along Transaction, and the terms of the proposed Tag-Along Transaction. The Transferring Members shall, in his, her, or their sole discretion, decide whether or not to pursue, consummate, postpone or abandon any Tag-Along Transaction and the terms and conditions thereof. Neither the Transferring Members nor any of his, her or its Affiliates, as applicable, shall have any liability to any other Members (or any Related Company) arising from, relating to or in connection with the pursuit, consummation, postponement, abandonment or terms and conditions of any such Tag-Along Transaction except to the extent the Transferring Members shall have failed to comply with the express provisions of this Section 6.6. In furtherance of the foregoing, to the maximum extent permitted by law, in connection with any Tag-Along Transaction, each Remaining Member hereby waives all claims (including any claims for breach of fiduciary duty (which has been eliminated pursuant to Section 2.10)) arising out of or related to any Tag-Along Transaction, including claims relating to the fairness of the Tag-Along Transaction, the price paid for the Interests in such Tag-Along Transaction, the process or timing of such Tag-Along Transaction, the allocation of the amount and form of consideration payable in connection with such Tag-Along Transaction or any similar claims arising from or relating to a Tag-Along Transaction and, without limiting the foregoing, acknowledges and agrees such Remaining Member is not entitled to any dissenter's rights, appraisal rights or otherwise in connection therewith (but excluding claims to the extent relating to the Transferring Members' non-compliance, if any, with the express provisions of this Section 6.6).

(c) **Tag-Along by Remaining Members**. Each Remaining Member shall have the right, by giving notice thereof to the Transferring Members within thirty (30) days after receipt of the Tag-Along Transfer Notice, to include in such Tag-Along Transaction the same proportion of such Remaining Member's holdings of each type of Interest as the Transferring Members of its holdings in such transaction. If a Remaining Member does not hold the same type of Interest as those being Transferred by the Transferring Members, then such Remaining Member shall nevertheless be entitled to Transfer a proportionate amount of such Remaining Member's Interests in accordance with this Section 6.6 in connection with the Tag-Along Transaction. In any such Tag-Along Transaction, the consideration to be paid to the Transferring Members and the Remaining Members by the transferee in respect of the various Interests being Transferred in connection therewith shall be the value that would be applicable to the respective Interests being Transferred, if the overall Company equity value specified in the Tag-Along Transfer Notice were distributed among all of the Interests in a hypothetical Change of Control made accordance with Section 5.2 (subject to the other provisions contained in ARTICLE V).

(d) **Closing**. The Transferring Members shall have ninety (90) days after the close of the thirty (30)-day period specified in Section 6.6(b) to Transfer the Interests described in the Tag-Along Transfer Notice at the price and on the terms specified therein, together with any additional Interests to be included in such Transfer pursuant to the preceding paragraphs of this Section 6.6. Any Remaining Member that has elected to have Interests Transferred pursuant to this Section 6.6, in order to be entitled to have such Interests Transferred at the closing, must comply with all of the provisions of this Section 6.6.

(e) **Treatment of Unit Equivalents**. For purposes of determining the amount of Interests permitted to be Transferred pursuant to this Section 6.6, Unit Equivalents shall be deemed to be the same type of Unit for which they are exercisable or into which they are convertible, but the price payable for them in connection with a Tag-Along Transaction shall be reduced by the exercise price thereof or other consideration, if any, required to be paid to the Company to acquire the underlying Unit.

(f) **Treatment of Unvested Interests**. Notwithstanding any other provision of this Section 6.6, Interests (including, for the avoidance of doubt, Unit Equivalents) that are or may become subject to forfeiture or any right of repurchase by the Company upon or after any Transfer covered by this Section 6.6, as a result of their failure to "vest" (as provided in any Equity Agreement or other agreement between the Company and the holder thereof), shall not be entitled to the rights provided for in this Section 6.6 and shall be excluded in determining the number of Interests to be Transferred under this Section 6.6.

6.7 **Repurchase From Departing Employee Members**.

(a) Unless otherwise agreed in writing by the Board (including as expressly provided in any employment agreement between an Employee Member, on the one hand, and a Related Company, on the other hand), upon the termination of employment of an Employee Member, the Company shall be entitled to purchase within one hundred eighty (180) days after the date of termination any or all of the Interests (other than any Interests forfeited to the Company without any payment therefor, including any Interests issued pursuant an Equity Agreement then owned (directly or indirectly) by such Employee Member, its Affiliates Permitted Transferees of the foregoing (the "**Subject Interests**") at the price set forth herein; provided, however that the Interests held by Preferred Members may only be repurchased under the conditions set forth in Section 6.7(c) below.

(b) The purchase price for any Subject Interests (other than Preferred Units issued to a Preferred Member, which purchase price will be determined in accordance with Section 6.7(c)) pursuant to this Section 6.7 shall be equal to (i) the Fair Market Value of such Subject Interests as of the date of termination of such Employee Member's employment, or (ii) in the case of the termination of such Employee Member's employment by a Related Company for Cause, the amount actually paid by the Employee Member for such Subject Interests. For purposes of this Agreement, an Employee Member will be deemed terminated for Cause if Cause exists (without giving effect to any cure periods) at the time the Employee Member's employment is terminated. Notwithstanding the foregoing, to the extent that the provisions of this Section 6.7(b) conflict with any terms and conditions of an equity award agreement executed by the Company and the Employee Member, the terms of such equity award agreement shall govern and supersede the foregoing provisions.

(c) The Company shall not be entitled to repurchase any Units issued to a Preferred Member, except the Company shall be entitled to purchase within one hundred eighty (180) days after the date of termination any or all of the Units issued to a Preferred Member solely in the event of the breach by such Preferred Member of their Non-Compete Agreement, in which case the purchase price for each Class A Common Unit shall be equal to fifty percent (50%) of the then current Fair Market Value of such Unit (as determined by the Board in good faith).

(d) The Company will pay the purchase price for the Subject Interests by one of the following means, which will be determined in the Board's sole discretion: (i) by check or wire transfer of immediately available funds, (ii) by setting off against any obligation of the Employee Member and his or her Affiliates and Permitted Transferees to any Related Company, (iii) by delivery of an "debt-like" unsecured, subordinated promissory note, which will mature upon a Change of Control and accrue interest at a rate per annum equal to seven percent (7%) compounding annually (the "**Repurchase Note**") or (iv) any combination of the foregoing. Any Repurchase Note shall be in form and substance reasonably satisfactory to the Company. If the repurchase of the Subject Interest with a Repurchase Note is prohibited by law or any debt or financing agreement, document or instrument entered into by any Related Company, the Company may (in lieu of delivery of the Repurchase Note) issue the transferring Employee Member or Permitted Transferee a preferred limited liability company interest in the Company with substantially the same terms as the Repurchase Note (as determined in good faith by the Board), which shall be deemed to have priority over all other Units in connection with a distribution made under Section 5.1(b). In addition, any Repurchase Note (or preferred limited liability company interest) issued pursuant to this Section 6.7(c) may be prepaid without premium or penalty at the election of the Company in its sole discretion.

(e) The closing of the repurchase shall take place at the offices of the Company's counsel, or at such other location designated by the Company, within thirty (30) days after the determination of Fair Market Value of the Subject Interests. At the closing, the transferring Employee Member (and/or the applicable Entity Rollover Member) or Permitted Transferee shall execute and deliver to the Company instruments of transfer, in form and substance reasonably satisfactory to the Company, sufficient to Transfer the Subject Interests to the Company free and clear of all liens, restrictions, security interests and encumbrances, against the simultaneous delivery to the transferring Employee Member or Permitted Transferee of the purchase price therefor in accordance with this Section 6.7.

(f) The Company's repurchase rights under this Section 6.7 in respect of Interests that are issuable or issued pursuant to an Equity Agreement are in addition to, and not in lieu of, any repurchase rights under any Equity Agreement or equity incentive plan.

ARTICLE VII
CONVERSION TO CORPORATION

The Board may cause the Company to convert to corporate form, as follows:

7.1 Board Authority; Cooperation. The Board may, in order to facilitate a Public Offering or for other reasons that the Board deems to be in the best interest of the Company, cause the Company to incorporate or reorganize all or any portion of the Company or its business (which it may accomplish, in its discretion, through one or more structures, including, without limitation, a merger or formation of a holding corporation, pursuant to the consummation of a de-SPAC Transaction or otherwise). If the Board proposes to cause the Company to effect such conversion, it will notify the Members, and the Members will (a) cooperate with the Board in all respects in such conversion and enter into any transaction required to effect such conversion, (b) vote for, consent to and raise no objections against any such conversion, and not exercise any dissenter's rights or rights to seek an appraisal under Delaware law or otherwise in connection with such conversion, (c) not attempt to prohibit or delay such conversion and (d) execute all agreements, consents, documents and instruments reasonably requested or required by the Board and not inconsistent with this ARTICLE VII.

7.2 Valuation and Conversion of Interests.

(a) Immediately prior to a conversion in connection with a Public Offering, the Board will determine in good faith the then aggregate fair market value of the Interests, which valuation will be based on the price per share at which shares of common stock are to be sold to the public in such offering. The Interests held by each Member will be converted into a number of shares of common stock determined by dividing (i) the amount that would be distributed to such Member upon a liquidation of the Company for cash in accordance with Section 5.2 at the aggregate value determined by the Board by (ii) the price per share of common stock selected by the Board; *provided* that any Interests that do not have a positive value shall be canceled, and the Company shall have no further obligations with respect thereto.

(b) If the conversion does not occur in connection with a Public Offering, each type of Interest will be converted into shares of capital stock or options, warrants or other stock equivalents, as the case may be, having rights that are equivalent in all material respects to the rights of such Interest (other than as to matters that reflect inherent differences between the corporate and limited liability company form of organization).

7.3 Lock-Up; Restrictions on Sale. If the conversion occurs in connection with a Public Offering or a de-SPAC Transaction, each Member agrees that, upon the request of the Company or the managing underwriter in such Public Offering or any subsequent Public Offering, such Member will not offer, sell, contract to sell, grant any option or right for the purchase of, or otherwise dispose of any of the Company's successor's securities held by such Member (other than those included in such registration) or engage in any swap or derivative transactions involving the Company's successor's securities, in each case without the prior written consent of the Company and such underwriter, for such period of time as may be requested by the Company and such underwriter (commencing as of the date of such Public Offering or the consummation of such de-SPAC Transaction and ending no later than (i) one hundred eighty (180) days thereafter, subject to extension by the managing underwriter to the extent required to comply with Rule 2711(f)(4) of the Financial Industry Regulatory Authority, in the case of the initial public offering of the Company's successor's common stock or (ii) ninety (90) days thereafter, in the case of any other registration).

7.4 Stockholders and Registration Rights Agreements. Upon conversion to corporate form pursuant to this ARTICLE VII, the Members will, if requested by the Board, enter into a stockholders' agreement containing operative terms that are substantially to the same, in all material respects, as the corresponding terms of this Agreement (but only to the extent such terms are consistent with the other provisions of this ARTICLE VII).

ARTICLE VIII
DISSOLUTION AND LIQUIDATION

8.1 Liquidity Events; Dissolution.

(a) The occurrence of any of the following shall be considered a "**Liquidity Event**":

(i) Except as otherwise provided in this Agreement, upon the approval of the Board (which approval shall include the Preferred Manager) and the Majority of the Members;

(ii) A Change of Control of the Company; or

(iii) As otherwise required in non-waivable provisions of the Act.

(b) A Liquidity Event shall not be deemed to have occurred and the Company shall not be dissolved by the admission of additional Members or substation of existing Members or an Event of Withdrawal. In each of these cases, the Company shall continue in existence subject to the terms and conditions of this Agreement.

(c) The Company shall dissolve, and its affairs shall be wound up upon the first of the following to occur:

(i) upon the approval of the Board and the Majority of the Members; or

(ii) as required by the Act and not otherwise provided under this Agreement.

(d) Except as otherwise set forth in this ARTICLE VIII, the Company is intended to have perpetual existence.

8.2 Liquidation and Termination. On the dissolution of the Company, the Board shall act as liquidator or may appoint one or more representatives, Members or other Persons as liquidator(s). The liquidators shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act.

8.3 Liquidation; Winding Up and Distribution of Assets.

(a) Upon approval of a voluntary or involuntary liquidation, dissolution, winding up of the Company by Board (which approval shall include the Preferred Manager) and the Majority of the Members or upon a Liquidity Event, the Board shall proceed to liquidate Company assets and properties, discharge Company obligations, and wind up the Company's business and affairs as promptly as is consistent with obtaining the fair value thereof.

(b) The Person acting as liquidator will liquidate the assets of the Company and apply and distribute the proceeds of such liquidation, in the following order of priority, unless otherwise required by mandatory provisions of applicable Law:

(i) First, to the payment of the Company's debts and obligations to its creditors (including Members), including sales commissions and other expenses incident to any sale of the assets of the Company, in order of the priority provided by law;

(ii) Second, to the establishment of and additions to such reserves as the Board deems necessary or appropriate; and

(iii) Third, to the Members, in accordance with Section 5.2 (for avoidance of doubt, subject to Section 5.3)and the final paragraph of this Section 8.1(b).

The reserves established pursuant to clause (ii) above will be paid over by the liquidator to a bank or other financial institution, to be held in escrow for the purpose of paying any such contingent or unforeseen liabilities or obligations and, at the expiration of such period as the Board deems advisable, such reserves will be distributed to the Members in accordance with Section 5.2.

The distributions to a Member in accordance with the provisions of this Section 8.3 constitutes a complete return to such Member of its Capital Contributions, a complete liquidation of such Member's Interest in the Company, and a compromise to which all Members have consented within the meaning of the Act. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds. Any such distributions to the Members under this Section 8.3 shall be made within the time requirements of Regulations § 1.704-1(b)(2)(ii)(b)(2). Distributions required by this Section 8.3 may be distributed to a trust established for the benefit of the Members for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company or of the Board arising out of or in connection with the Company. In such case, the assets of such trust shall be distributed to the Members from time to time, in the discretion of the Board, in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Members pursuant to this Agreement.

8.4 Cancellation. On completion of the distribution of Company assets as provided in this ARTICLE VIII, the Company is terminated, and the Board (or any Person authorized by the Board or such other Person or Persons as the Act may require or permit) shall file a Certificate of Cancellation with the Secretary of State of Delaware, cancel any other filings made pursuant to this Agreement that are or should be canceled and take such other actions as may be necessary or desirable to terminate the Company. The Company shall be deemed to continue in existence for all purposes of this Agreement until it is terminated pursuant to this Section 8.4, at which time this Agreement shall terminate (except with respect to any provision herein which expressly survives dissolution of the Company).

8.5 Return of Capital. The liquidators shall not be personally liable for the return of Capital Contributions or any portion thereof to the Members (it being understood that any such return shall be made solely from Company assets).

ARTICLE IX
MISCELLANEOUS

9.1 Books and Records. The Company shall keep true and correct books of account with respect to the operations of the Company. Such books shall be maintained at the principal place of business of the Company or at such other place as the Board shall determine. Such books shall be closed and balanced as of the last day of each year.

9.2 Access to Information. Each Member shall be entitled to request and receive from the Company only the following information: (a) Schedule K-1 and similar state forms for each taxable year relating to the Member's tax liability arising out of the Company; and (b) information to confirm the Member's Interests. Each Member acknowledges that Section 18-305(a) of the Act shall not apply to or be incorporated into this Agreement and such Member is not entitled to any other information regarding the Company, any other Related Company or any other Member pursuant to the Act. Each Manager shall be given full access to all information relating to the Company and each other Related Company.

9.3 **Fiscal Year; Method of Accounting**. The fiscal year and taxable year of the Company, as well as the method of accounting used by the Company, shall be determined by the Board in compliance with the Code and Regulations.

9.4 **Partnership Representative**.

(a) Sean Lupton-Smith or such other Member, in each case including any applicable "designated individual," as is designated by the Board, shall be the "partnership representative" within the meaning of Section 6223 of the Code. The partnership representative shall represent the Company in any claim, action, audit, hearing, investigation, litigation, suit or other similar proceeding by or before any taxing or governmental authority involving any tax matters of the Company (a "**Tax Proceeding**") to the extent allowed by law or this Agreement. The partnership representative may retain, at the Company's expense, such outside counsel, accountants and other professional consultants as it may reasonably deem necessary in the course of fulfilling its obligations as the partnership representative. Each Member agrees to and shall take all actions reasonably requested by the partnership representative, and in connection therewith hereby authorizes the partnership representative to take all reasonable actions in connection with the defense of any Tax Proceeding. Notwithstanding anything to the contrary in this Agreement, the partnership representative shall act at the sole direction of the Board.

(b) For each fiscal year for which it is eligible, the Company shall elect out of subchapter C, chapter 63, of the Code, pursuant to Code Section 6221(b). If the Company is ineligible or otherwise fails for any reason to so elect out for a fiscal year with respect to which there is an adjustment to a "partnership-related item" (within the meaning of the Centralized Partnership Audit Regime), the Company may, in the Board's sole discretion, (i) elect the alternative payment procedures described in Code Section 6226, (ii) require the Reviewed Year Member to comply with the amended return or other procedures in Code Section 6225, or (iii) take any other steps as may reasonably be determined by the Board in consultation with the Company's tax advisers. Notwithstanding the foregoing, in the case of any Tax Proceeding under the Centralized Partnership Audit Regime for any fiscal year of the Company beginning on or prior to the Effective Date, the Company shall elect the alternative payment procedures described in Code Section 6226 (and shall make any similar election under state or local tax law).

(c) Each Reviewed Year Member shall indemnify and hold harmless the Company from and against any liability or loss attributable to such Member's (or Member's transferees or assignees) proportionate share of any "imputed underpayment" (within the meaning of the Centralized Partnership Audit Regime) required to be paid by the Company, including any interest, penalty, other additions to tax, and all other costs and expenses (including reasonable attorney's fees) of any kind or nature that may be sustained or suffered by the Company. The Company shall be entitled to recover any such liability or loss by any lawful means, including by offsetting such liability or loss against amounts otherwise distributable to the Reviewed Year Member or the Reviewed Year Member's transferees or assignees.

(d) The obligations of the Members and the partnership representative under this Section 9.4 shall survive a Member ceasing to be a Member, the termination, dissolution, liquidation and winding up of the Company or the transfer or redemption of all or any portion of a Member's interest in the Company. If the Company has terminated, this Section 9.4 shall be applied as if the Company continued to exist to the extent possible under applicable law. Each Member shall ensure that they provide the Company with their correct mailing address and that they promptly notify the Company in writing of any change in mailing address. For the avoidance of doubt, this Section 9.4 (and not Section 5.8) shall govern the obligations of any Member or Reviewed Year Member with respect to Tax Proceedings.

9.5 Failure to Deliver Interests; Repurchase or Forfeiture of Certain Interests. If any Member or transferee of a Member fails to deliver any Interests to be acquired, Transferred or exchanged hereunder or under any agreement or arrangement with the Company, the acquiror may elect to establish a segregated account in the amount of the price to be paid therefor, such account to be turned over to such Member or transferee upon delivery of instruments transferring such Interests. If a segregated account is so established, the Board shall take such action as is appropriate to transfer record title to the Interests from such Member to the acquiror. Each Member hereby irrevocably grants the Board (and any designee of the Board) a power of attorney to effectuate the purposes of this Section 9.5, which power of attorney is deemed to be coupled with an interest, is irrevocable, and shall survive the bankruptcy, dissolution, death, incapacity, liquidation or any other event affecting such Member. If the Company repurchases any Interests from any Member that have not "vested," or if such Interests are forfeited, pursuant to the terms of any Equity Agreement or any other agreement between the Company and any Member, upon the repurchase or forfeiture of such Interests, the Members from whom such Interests were repurchased or forfeited shall have no further rights with respect thereto, and all Capital Contributions relating to such Interests shall cease to be Capital Contributions identified with such Interests.

9.6 Other Activities of Members. Except as otherwise expressly provided in this Agreement or in any other agreement between a Member and a Related Company, (a) each Member (other than an Employee Member) and its Affiliates (and their respective officers, directors, employees or representatives) may engage in and possess interests in other business ventures, business relationships and/or investment opportunities with business (including businesses that may be complimentary or competitive with the Company or its Subsidiaries), other than through the Company or its Subsidiaries and no such Person (or any of their officers, directors, employees or representatives) will be prohibited, by virtue of their investment in (or service on the Board or similar governing body of) the Company or its Subsidiaries, from pursuing or engaging in any such activity (including any Excluded Opportunity), it being understood that, for the avoidance of doubt, the involvement of any such Person in such activities will not constitute a conflict of interest by such Persons with respect to the Company, any Related Company or any of their direct holders of Interests, and any such conflict of interest is hereby irrevocably waived. Neither the Company nor any other Member shall have any rights in or to such ventures or opportunities or the income or profits therefrom by reason of this Agreement. The Company renounces, to the fullest extent permitted by law, any interest or expectancy of the Company or any of its Subsidiaries in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (a) any Manager of the Company who is not an employee of the Company or any of its Subsidiaries, (b) any Member or any partner, member, director, stockholder, employee, Affiliate or agent of any Member, other than someone who is an employee of the Company or any of its Subsidiaries, or (c) that any Employee Member or Preferred Member is expressly permitted to engage in under any other agreement between a Member and a Related Company. Notwithstanding the foregoing, (y) each Employee Member shall present to the Board all investment or business opportunities of which it becomes aware and which involve the business of a Related Company (other than an Excluded Opportunity), and (z) the CEO Manager shall present to the Board all potential opportunities that are reasonably related to the business of the Company and its Subsidiaries and of which he acquires knowledge in his capacity as a Manager and may pursue any such potential opportunity only if the Board determines that the Company will not pursue such potential opportunity.

9.7 Uncertificated Interests; Legends. Interests shall be uncertificated; *provided* that the Board may, in its sole discretion, approve the issuance of certificated Interests for any or all classes or series of Interests. If any Interests are represented by certificates or instruments, such certificates or instruments will contain any legends required by law or reasonably requested or required by the Board.

9.8 **Successors and Assigns**. Subject to the restrictions on the transferability of the Interests set forth herein, this Agreement shall be binding upon and shall inure to the benefit of (a) the Company and (b) the Members and their respective successors, successors-in-title, assigns, heirs and legal representatives. Except as otherwise expressly set forth herein, none of the provisions of this Agreement shall be for the benefit of or enforceable by any other Person (including, without limitation, creditors of any Related Company or Member, any Manager or any holder of a Unit Equivalent).

9.9 **Amendments**.

(a) No waiver, modification or amendment of this Agreement shall be valid or binding (except as otherwise provided herein including, without limitation, with respect to the admission of new Members, the issuance of additional Interests and any changes to this Agreement in connection with such issuances) unless such waiver, modification or amendment is in writing signed by (i) only if the effect of any such waiver, amendment or modification on any other Member or Members is different in a material and adverse respect as compared with the effect on any other Member, the holders of a majority of the Units held by all of such Members that are so materially and adversely affected, (ii) the CEO Manager to the extent such waiver, amendment or modification affects and rights of the CEO Manager under this Agreement, or (iii) the Preferred Members to the extent such waiver, amendment or modification affects any rights of the Preferred Members under this Agreement. Any waiver, modification or amendment of this Agreement effected pursuant to the prior sentence shall be binding on the Company, all of the Members, and all other Persons bound by this Agreement. The Company will deliver copies of all amendments to this Agreement to each Member promptly after the effectiveness thereof.

(b) Notwithstanding anything to the contrary contained in this Agreement, but without limiting the CEO Manager's rights under Section 9.9(a), no amendment to the provisions of Sections 5.2, 6.7(d), 9.9(a)(i) may be made without the consent of the CEO Manager if the CEO Manager may be adversely affected, in any material respect, by such amendments; provided, however, that the issuance of additional Interests under this Agreement shall not require the consent of the CEO Manager to the extent that the issuance of such additional Interests does not adversely or alter the rights of the CEO Manager under this Agreement in a manner that is different than the effect on the rights of the other parties hereto.

9.10 **No Waiver**. The waiver of a breach of any provision of this Agreement shall not operate and be construed as a waiver or a continuing waiver of the same or any subsequent breach of any provision of this Agreement. No delay or omission in exercising any right under this Agreement shall operate as a waiver of that or any other right.

9.11 **Notices**. All notices, demands or other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered in person, by e-mail, by United States mail, certified or registered with return receipt requested, by a nationally recognized overnight courier service, or otherwise actually delivered. Any such notice, demand or communication shall be deemed given (a) on the date received if delivered in person, e-mailed or delivered by overnight courier service or (b) three (3) days after the date mailed if given by registered or certified mail, return receipt requested, or if otherwise given by first class mail, postage prepaid. Any such notice, demand or communication shall be sent (i) if to the Company, at the address set forth on **Exhibit A**, (ii) if to any Member, to the address set forth on **Exhibit A** and (iii) if to any Manager, to the most recent address set forth on the Company's records.

9.12 **Governing Law; Forum**. This Agreement and the rights and obligations of the parties hereunder shall be governed by and interpreted, construed and enforced in accordance with the internal laws of the State of Delaware, without regards to any conflicts of laws principles thereof. Any proceeding arising out of or relating to this Agreement shall be brought in the courts of the State of Delaware, or, if it has or can acquire jurisdiction, in the United States District Court in Delaware. This provision may be filed with any court as written evidence of the knowing and voluntary irrevocable agreement among the parties to waive any objections to jurisdiction, to venue or to convenience of forum.

9.13 **Waiver of Jury Trial**. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT.

9.14 **Counterparts; Electronic Signatures**. This Agreement may be executed in any number of counterparts, and with counterpart signature pages, including facsimile counterpart signature pages and counterpart signature pages in "portable document format" (.pdf), all of which together shall for all purposes constitute one Agreement notwithstanding that all Members have not signed the same counterpart. This Agreement may be executed and delivered by facsimile transmission, by electronic mail in ".pdf" or any electronic signature complying with the U.S. federal ESIGN Act of 2000 (e.g., www.docusign.com).

9.15 **Entire Agreement**. This Agreement (together any Equity Agreement, Employment Agreement or other agreement relating to the vesting or repurchase or forfeiture of any Units or other Interests) embodies the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter (including, without limitation, the Original LLC Agreement).

9.16 **Interpretation of Agreement**. The headings of Articles, Sections, and Subsections herein are inserted for convenience of reference only and shall be ignored in the construction or interpretation hereof. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and the other documents and agreements contemplated herein. In the event an ambiguity or question of intent or interpretation arises under any provision of this Agreement or any other document or agreement contemplated herein, this Agreement and such other documents and agreements shall be construed as if drafted jointly by the parties thereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authoring any of the provisions of this Agreement or any other documents or agreements contemplated herein. This Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision hereof shall be prohibited or invalid under any such law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating or nullifying the remainder of such provision or any other provisions of this Agreement.

9.17 **Securities Laws Matters**. Upon any acquisition by a Member of any Interest, whether by purchase from another Member, issuance by the Company or otherwise, each such Member represents and warrants to, and agrees with, the Company (as of the Effective Date and as of each other date such Member acquires any Interests) as follows:

(a) Such Member understands that such Member must bear the economic risk of such Member's investment for an indefinite period of time; that the Interests acquired by such Member have not been registered under the Securities Act or any other applicable securities laws and, therefore, cannot be resold unless they are subsequently registered under the Securities Act and any other applicable securities laws unless an exception from such registration is available; that such Member is acquiring such Interests for investment for the account of such Member and not with a view toward resale or other distribution thereof; and that the Company does not have any intention of registering such Interests under the Securities

Act or any other securities laws or of supplying the information which may be necessary to enable such Member to sell any Interests.

(b) Such Member has adequate means of providing for such Member's current needs and personal contingencies and has no need for liquidity in connection with such Member's Interests. Such Member can afford a complete loss of such Member's investment in the Company, has evaluated the risks of acquiring the Interests, and has determined that such Interests are a suitable investment for such Member.

(c) The Company has made available to such Member on a confidential basis, prior to the acquisition of such Interests, the books and records of the Company and the opportunity to ask questions of and receive answers from representatives of the Company concerning the terms and conditions of such Member's investment and the Company's affairs. Such Member has such knowledge and experience in financial, securities, investments and business matters so that such Member is capable of evaluating the merits and risks of such Member's acquisition of such Interests.

(d) Unless the issuance of an Interest is being made pursuant to Rule 701 under the Securities Act, such Member is an "accredited investor" within the meaning of Regulation D promulgated under the Securities Act.

(e) All representations and warranties contained in this Section shall survive the execution and delivery of this Agreement and the issuance of Interests to such Member.

9.18 **Power of Attorney**. Each Member hereby irrevocably appoints each member of the Board, with full power of substitution, as attorney-in-fact and agent for such Member with full power and authority in such Member's name, place and stead to execute and deliver all agreements, consents, documents and instruments required by this Agreement to be executed and delivered by a Member and to take all other actions required by this Agreement to be taken by a Member, if such Member shall have failed to take such action required by this Agreement. Such appointment and power of attorney does not extend to such Member's right to approve any action under this Agreement to which such Member is entitled (but not required) to approve and shall be ministerial in nature only. The foregoing appointment and power of attorney, each being coupled with an interest, are irrevocable and shall not be revoked by the insolvency, bankruptcy, death, incapacity, dissolution, liquidation or other termination of the existence of the Member and shall extend to such Member's heirs, successors, assigns and personal representatives.

9.19 **Confidentiality**. Unless otherwise approved in writing by the Board, each Member agrees not to disclose or divulge any Confidential Information (as hereinafter defined); *provided, however*, that (a) each Member may disclose Confidential Information to such Member's attorneys, accountants, trustees, consultants and other professionals who are obligated to maintain the confidentiality of such Confidential Information to the extent necessary to obtain their services (collectively, "**Representatives**"), and such Member will be responsible for its Representatives' compliance with the confidentiality provisions of this Section; (b) each Member may disclose Confidential Information relating to such Member's investment in the Company to such Member's current or potential direct or indirect investors on a confidential basis; (c) each Member may disclose Confidential Information as required in response to any summons, subpoena or other legal process or in connection with any judicial, regulatory or administrative proceeding or inquiry, (d) each Member that is an employee or Manager or advisor of the Company or any Subsidiary may use such information in connection with the performance of such Member's duties to the Company and its Subsidiaries; or (e) each Member may disclose Confidential Information to any other Member. For purposes of this Section, "**Confidential Information**" means (i) any non-public information regarding the Company, any Subsidiary or their respective businesses or affairs (including information of others the Company or any Subsidiary has agreed to keep confidential and non-public information concerning the transactions contemplated by this Agreement) and (ii) the identity and ownership of Interests by the Members, unless, in each case, such information is known or becomes known to the public in general other than as a result of a breach of this Agreement. The provisions of this Section shall be in addition to, and not in lieu of, any confidentiality obligation under any other agreement between the Company or any Subsidiary, on the one hand, and any Member on the other.

9.20 **Aggregation**. All Units held by Affiliates of any Member shall be aggregated together with any other Units held by such Member for the purpose of determining the availability or discharge of any rights or obligations of such Member hereunder.

9.21 **No Effect Upon Lending Relationships**. Nothing contained in this Agreement shall affect, limit or impair the rights and remedies of any Member or any Affiliate of a Member that is a lender to the Company or any of its Subsidiaries in such Member or Affiliate's capacity as a lender to the Company or any of its Subsidiaries.

9.22 **Consent**. The Company and the Members hereby irrevocably acknowledge and agree that: (a) the Preferred Members retained Holland & Hart LLP. in connection with its investment in the Company, this Agreement, the Transaction Documents and related matters, (b) Holland & Hart LLP may represent the Company and/or any of its Subsidiaries, and (c) the Company and the Members irrevocably waive any conflict of interest with respect to all such representation by Holland & Hart LLP.

9.23 **Spousal Consent**. If any individual Member (the "**Beneficiary**") is married on the Effective Date and resides in a community property state or country, such Beneficiary's spouse shall execute and delivery to the Company a consent of spouse in substantially the form of **Annex A** to this Agreement ("**Consent of Spouse**"), effective on the Effective Date. Notwithstanding the execution and delivery thereof, such consent will not be deemed to confer or convey to the spouse any rights in any Units that do not otherwise exist by operation of law or the agreement of the parties. If any Beneficiary shall marry or remarry subsequent to the Effective date, such Beneficiary shall within thirty (30) days thereafter obtain his or her new spouse's acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations containing in this Agreement and agreeing and consenting to the same.

9.24 **Corporate Transparency Act**. Each Member shall take all actions (and shall cause its agents and owners to take all actions) that the Board determines to be necessary or advisable for the Company to comply with any obligation under the U.S. federal Corporate Transparency Act (codified at 31 U.S.C. § 5336) (inclusive of any regulations promulgated thereunder, the "**Transparency Act**") to timely report, update and correct required information as to each "beneficial owner" (as defined in the Transparency Act) (the "**Reporting Requirements**"). Each Member shall indemnify, defend and hold harmless the Company and the Board (and their respective Affiliates and agents) from and against any and all claims, losses, liabilities, actions, damages and expenses of any nature whatsoever, including reasonable attorneys' fees, related to the Transparency Act and the Reporting Requirements, arising out of such Member's Interests or such Member's failure to comply with this Section 9.24.

ARTICLE X
DEFINITIONS

For purposes of this Agreement, the following terms shall have the following respective meanings:

"**Acquirer**" has the meaning in Section 6.5(b)(i).

"**Act**" has the meaning specified in Section 1.1.

"**Additional Purchase Notice**" has the meaning specified in Section 6.4(d).

"**Adjustment Date**" means the date on which any of the events described in Regulations § 1.704-1(b)(2)(iv)(f) occurs (including the exercise of a Noncompensatory Option in accordance with Regulations § 1.704-1(b)(2)(iv)(s)).

"**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"**Agreement**" means this Amended and Restated Operating Agreement, as amended, modified or supplemented from time to time.

"**Anti-Dilution Adjustment**" has the meaning specified in Section 3.8(b).

"**Available Cash**" means the amount of cash or other property which the Board reasonably deems available for distribution to the Members, taking into account all debts, liabilities, and obligations of the Company then due, and working capital and other amounts which the Board reasonably deems necessary for the Company's business or to place into reserves for customary and usual claims with respect to such business.

"**Bad Actor**" means (a) any person who is or would be subject to the disqualifications of Rule 506(d) of the Securities Act, (b) any person who has been convicted of or pleaded nolo contendere to any misdemeanor relating to the affairs of any Related Company or been charged with, convicted of or pleaded nolo contendere to any felony or any other crime involving moral turpitude, or (c) any person whose employment with a Related Company has been terminated for Cause.

"**Beneficiary**" has the meaning specified in Section 9.23.

"**Board**" has the meaning specified in Section 2.1(a).

"**Buy Notice**" has the meaning specified in Section 6.4(c).

"**Buy Option**" has the meaning specified in Section 6.4(c).

"**Buying Members**" has the meaning specified in Section 6.4(c).

"**Capital Account**" has the meaning specified in Section 4.1.

"**Capital Contributions**" has the meaning specified in Section 3.3(b). A loan to the Company shall not be considered a Capital Contribution.

"**Cause**" shall, with respect to any Employee Member, (a) have the meaning given to it in such Employee Member's employment agreement with a Related Company or; (b) if no such agreement exists, mean that an Employee Member has (i) breached any fiduciary duty to a Related Company or its direct or indirect equity holders, (ii) materially breached any contract with a Related Company or any of its Affiliates, which breach is not cured within thirty (30) days after written notice to the Employee Member thereof, (iii) failed to follow any reasonable directive of the Board or any superior officer, which failure is not cured within thirty (30) days after written notice to the Employee Member thereof, (iv) engaged in willful misconduct, willful violation of any law, fraud, embezzlement or material acts of dishonesty relating to the affairs of any Related Company or any of its Affiliates, (v) been charged with, convicted of or pleaded no contest to any felony, or (vi) failed to comply with any material rule, policy or procedure of a Related Company or its Affiliates, which failure is not cured within thirty (30) days after written notice to the Employee Member thereof. Notwithstanding the foregoing, to the extent that the definition of "Cause" conflicts with any terms and conditions of any employment or equity award agreement executed by the Company and the Employee Member, the terms of such employment or equity award agreement shall govern and supersede the foregoing definition.

"**Centralized Partnership Audit Regime**" means Code Sections 6221 through 6241, as originally enacted in P.L. 114-74, and as may be amended, and including any Regulations or other administrative guidance promulgated thereunder, and any similar provision of state or local tax law.

"**CEO Manager**" has the meaning specified in Section 2.3(a).

"**Change of Control**" means the occurrence of any of the following events: (i) the sale, lease, transfer, exclusive license, or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all of the assets of the Company and its subsidiaries taken as a whole, except where such sale, lease, transfer, exclusive license, or other disposition is to a wholly-owned subsidiary of the Company (a "**Subsidiary Asset Transfer**"); (ii) the consummation of a merger, consolidation, amalgamation, recapitalization, or similar transaction involving the Company, following which the Members of the Company immediately prior to such transaction no longer own at least fifty percent (50%) of the total voting or equity securities of the surviving entity or its parent company (in the event the surviving entity is a subsidiary of the parent); (iii) the sale or other disposition (including by merger, consolidation, conversion transaction or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale or disposition is to a wholly-owned subsidiary of the Company, and subsequent to any Subsidiary Asset Transfer, any transaction that results in the subsidiary or subsidiaries of the Company that is or are the recipient(s) of assets in the Subsidiary Asset Transfer being less than wholly-owned subsidiaries of the Company; (iv) any sale, issuance, exchange, or other disposition of Units of the Company representing fifty percent (50%) or more of the total Units of the Company; or (v) any other transaction or series of transactions having a substantially similar effect to those described in clauses (i) through (iv) of this term.

"**Claim**" means any (a) threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism, whether civil, criminal, administrative, investigative or other, and/or (b) any inquiry, hearing or investigation, whether conducted by the Company or any other Person, that the Indemnified Person in good faith believes might lead to the institution of any such action, suit, proceeding or alternative dispute resolution mechanism.

"**Class A Common Member**" means each Member who holds Class A Common Units as designated on the Register (as it may be amended from time to time by the Board), including any Person who is admitted as a Class A Common Member by the Board after the Effective Date in accordance with this Agreement.

"**Class A Common Units**" means the Units designated as "Class A Common Units" on the date of issuance thereof, as well as any other equity interests into which the same have been converted or exchanged. For purposes of the Act, the Securities Act and applicable state securities laws, the Class A Common Units and the Class B Common Units shall be considered a single class.

Class B Common Member" means each Member who holds Class B Common Units as designated on the Register (as it may be amended from time to time by the Board), including any Person who is admitted as a Class B Common Member by the Board after the Effective Date in accordance with this Agreement.

"**Class B Common Units**" means the Units designated as "Class B Common Units" on the date of issuance thereof, as well as any other equity interests into which the same have been converted or exchanged. For purposes of the Act, the Securities Act and applicable state securities laws, the Class A Common Units and the Class B Common Units shall be considered a single class. The Class B Common Units are intended to be treated as "profits interests" (as that term is defined in IRS Revenue Procedure 93-27 and clarified by Revenue Procedure 2001-43).

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Conversion Price**" has the meaning specified in Section 3.8(a).

"**Conversion Ratio**" has the meaning specified in Section 3.8(a).

"**Company**" has the meaning specified in the preamble and shall include any successor entity to the Company.

"**Company Notice**" has the meaning specified in Section 6.4(b).

"**Company Option**" has the meaning specified in Section 6.4(b).

"**Company Period**" has the meaning specified in Section 6.4(b).

"**Confidential Information**" has the meaning specified in Section 9.19.

"**Consent of Spouse**" has the meaning specified in Section 9.23.

"**Conversion Time**" has the meaning specified in Section 3.8(a)(i).

"**Convertible Securities**" has the meaning specified in Section 3.8(b)(vi).

"**Cynosure**" has the meaning specified in the recitals.

"**Depreciation**" means, for each fiscal year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided, however, that if such depreciation, amortization or other cost recovery deductions with respect to any such asset for federal income tax purposes is zero for any fiscal year, Depreciation shall be determined with reference to the asset's Gross Asset Value at the beginning of such year using any reasonable method selected by the Manager.

"**de-SPAC Transaction**" means the completion by the Company (or its successor) of a transaction or series of related transactions, whether by merger, consolidation, share exchange or otherwise with a publicly-traded "special purpose acquisition company" or its subsidiary, in which equity securities of such entity or its successor entity is listed on the Nasdaq Stock Market, the New York Stock Exchange or another internationally recognized securities exchange, and which is approved by the Board or similar governing body.

"**Dilutive Issuance**" means the issuance by the Company after the Effective Date of Units, Convertible Securities, options, or any other equity securities of the Company for no consideration or at a subscription price lower than the Conversion Price in effect on the date of, and immediately prior to the issuance of, such equity securities; provided, however, that a Non-Dilutive Issuance shall not be deemed a Dilutive Issuance.

"Distribution Threshold" has the meaning specified in Section 5.3(a).

"**Distribution Threshold Unit**" has the meaning specified in Section 5.3(a).

"**Drag-Along Member**" has the meaning specified in Section 6.5(a).

"**Drag-Along Notice**" has the meaning specified in Section 6.5(b).

"**Drag-Along Party**" has the meaning specified in Section 6.5(a).

"**Drag-Along Sale**" has the meaning specified in Section 6.5(a).

"**Effective Date**" has the meaning specified in the preamble.

"**Employee Member**" means (a) each Member and each Member Owner of an Entity Member, who is an employee of or consultant to any Related Company and (b) each employee of or consultant to a Related Company who is a security holder, member, partner, trustee or beneficiary (direct or indirect) of any Entity Member; *provided*, for the avoidance of doubt, a Person shall continue to be bound by this Agreement as an Employee Member for so long as he or she remains an employee of or consultant to any Related Company, notwithstanding whether he or she has transferred his or her Interests (or other ownership or similar interests in an Entity Member) to a Permitted Transferee. Additionally, for the avoidance of doubt, for purposes of this Agreement, (a) the term "**employee**" shall include, as applicable, any Member whose service relationship with any Related Company is consistent with employment (but who is not treated as an employee under the Code on account of his or her ownership interest in the Company), and (b) "**employment**" shall have a similarly inclusive meaning.

"**Entity Member**" means a Member that is a corporation, limited liability company, partnership, trust or other entity.

"**Equity Agreement**" means any equity agreement, unit restriction agreement, option or other similar agreement or arrangement pursuant to which Units or options are subject to vesting, forfeiture and/or repurchase.

"**Event of Withdrawal**" means the death, retirement, resignation, bankruptcy or dissolution of a Member, termination of employment, or the occurrence of any other event that terminates the continued membership of a Member in the Company.

"**Excluded Opportunity**" has the meaning specified in Section 9.6.

"**Exempt Interests**" has the meaning specified in Section 3.4(f).

"**Exercising Members**" has the meaning specified in Section 6.4(d).

"**Fair Market Value**" means the fair market value of the Subject Interests as determined in good faith by the Board; provided, however, that in connection with the repurchase or redemption of the Interests of the Employee Member that is (or was prior to such Employee Member's departure) the chief executive officer or the chief financial officer and chief operations officer of the Company, the Board shall ensure that the fair market value shall be calculated without regards to any minority discount.

"**Gross Asset Value**" means, for purposes of determining and maintaining the Members' Capital Accounts, with respect to any asset, the adjusted basis of the asset for U.S. federal income tax purposes, except as follows:

(i) The initial Gross Asset Value of any asset contributed to the Company by a Member shall be the gross fair market value of such asset, as determined by the Board and the Member or Members making such contribution.

(ii) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values (adjusted to account for any outstanding Noncompensatory Options as required by Regulations § 1.704-1(b)(2)(iv)(h)(2)), as determined by the Board, on any Adjustment Date (and such adjustment shall be deemed to have occurred immediately before the event giving rise to such Adjustment Date).

(iii) the Gross Asset Values of Company assets will be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Section 734(b) or Section 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations § 1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Values will not be adjusted pursuant to this clause (iii) of this definition to the extent that the Manager reasonably determines that an adjustment pursuant to clause (ii) of this definition is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this clause (iii).

(iv) If the Gross Asset Value of an asset has been determined or adjusted pursuant to clauses (i), (ii), or (iii) such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Net Profits and Net Losses.

"**Incentive Equity Pool**" has the meaning specified in Section 3.3(c).

"**Indemnifiable Event**" means any event, occurrence or circumstance that takes place either prior to or after the execution of this Agreement related to (a) the fact that the Indemnified Person is or was a Member, Manager or officer of the Company, (b) the fact that the Indemnified Person is or was serving at the request of the Company as a manager, director, officer, partner, employee, trustee, agent or fiduciary of another corporation, partnership, company, joint venture, employee benefit plan, trust or other enterprise, or (c) anything done or not done by the Indemnified Person in any such capacity or otherwise on behalf of the Company in connection with the business of the Company.

"**Indemnifiable Losses**" has the meaning given to it in Section 2.7(a).

"**Indemnified Person**" means any Person who is or was a Manager, officer or Member of the Company.

"**Initial Consideration**" has the meaning specified in Section 5.1.

"**Initial Member**" means Sean Lupton-Smith.

"**Initial Notice**" has the meaning specified in Section 6.4(a).

"**Interests**" means the Company's Units and Unit Equivalents.

"**Liquidity Event**" has the meaning specified in Section 8.1.

"**Managers**" has the meaning specified in the Act.

"**Member**" means each Person who is designated as a Member on the Register (as it may be amended from time to time by the Board), including any Person who is admitted as a Member by the Board after the Effective Date in accordance with this Agreement. Each Member shall constitute a "member" of the Company for purposes of the Act.

"**Net Profits**" and "**Net Losses**" means for each taxable year of the Company (or other period for which Net Profit or Net Loss must be computed) the Company's taxable income or loss determined in accordance with Code Section 703(a), with the following adjustments:

(i) all items of income, gain, loss, deduction, or credit required to be stated separately pursuant to Code Section 703(a)(1) shall be included in computing taxable income or loss;

(ii) any tax-exempt income of the Company, not otherwise taken into account in computing Net Profit or Net Loss, shall be included in computing taxable income or loss;

(iii) any expenditures of the Company described in Code Section 705(a)(2)(B) (or treated as such pursuant to Regulation § 1.704-1 (b)(2)(iv)(i)) and not otherwise taken into account in computing Net Profit or Net Loss, shall be subtracted from taxable income or loss;

(iv) gain or loss resulting from any taxable disposition of Company property shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding the fact that the Gross Asset Value differs from the adjusted basis of the property for U.S. federal income tax purposes;

(v) in lieu of the depreciation, amortization or cost recovery deductions allowable in computing taxable income or loss, Depreciation shall be taken into account;

(vi) for the avoidance of doubt, any items which are specially allocated to a Member pursuant to Code Section 704(c) or Sections 4.4, 4.5, 4.6 or the last sentence of Section 4.3 of this Agreement shall not be taken into account in computing Net Profit or Net Loss;

(vii) any increase or decrease to Capital Accounts as a result of any adjustment to the Gross Asset Values of Company assets pursuant to the definition thereof shall constitute an item of Net Profit or Net Loss as appropriate and shall be allocated to the Members immediately before the event that gave rise to such adjustment; and

(viii) the difference between the Gross Asset Value and the fair market value of any non-cash asset distributed in kind to a Member shall be treated as an item of gain or loss, as applicable.

"**Noncompensatory Option**" means an option (as defined in Regulations § 1.721-2(g)(1) and treated as such under Regulations § 1.761-3) issued by the Company other than an option issued in connection with the performance of services.

"**Non-Compete Agreement**" means, as applicable, either (i) that certain Non-Compete Agreement, dated as of the Effective Date, by and between the Company and Paul Freedman, or (ii) that certain Non-Compete Agreement dated as of the Effective Date, by and between the Company and Laura Belmar.

"**Non-Dilutive Issuance**" means the issuance by the Company after the Effective Date of any of the following:

(i) Units issued upon the conversion of the Preferred Units or any Convertible Securities or options issued and outstanding as of the Effective Date;

(ii) Class A Common Units, options or Convertible Securities issued as a dividend or distribution on Units or by reason of a Unit split, split up, subdivision of outstanding Units or similar transaction;

(iii) the issuance of phantom equity units or any similar cash bonus plan based on the value of equity or sales proceeds pursuant to a plan approved by the Board;

(iv) the issuance of Class B Units above those authorized pursuant to Section 3.3(c) this Agreement;

(v) Units, options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board;

(vi) Units, options or Convertible Securities issued as consideration pursuant to the acquisition of another corporation by the Company by merger, purchase of substantially all of the assets or other reorganization, a joint venture agreement, or a strategic transaction, collaboration, license, marketing, distribution or development arrangement provided that such issuances are approved by the Board;

(vii) Units, options or Convertible Securities issued pursuant to a Public Offering that is registered under the Securities Act pursuant to which all outstanding Preferred Units are converted into Class A Common Units; or

(viii) Units, options or Convertible Securities issued with the approval of the majority of the Preferred Members.

"**Offer**" has the meaning specified in Section 3.4(a).

"**Offered Interests**" has the meaning specified in Section 3.4(a).

"**Offered Units**" has the meaning specified in Section 6.4(a).

"**Option Period**" has the meaning specified in Section 6.4(c).

"**Original Issue Price**" means $1.00 per Preferred Unit.

"**Original LLC Agreement**" has the meaning specified in the preamble.

"**Permitted Transferee**" means any Person to whom a Member may make a Permitted Transfer in accordance with the definition thereof specified below.

"**Permitted Transfers**" means any of the following Transfers by a Member:

(i) Transfers for no consideration of Interests of a Member to the trustees of a trust revocable by such Member alone, the beneficiaries of which consist solely of such Member and Permitted Transferees enumerated in clause (v) below;

(ii) Transfers for no consideration of Interests of a Member representing an aggregate of not more than fifty percent (50%) of the Interests initially held by such Member to the trustees of an irrevocable trust, the beneficiaries of which consist solely of such Member and Permitted Transferees enumerated in clause (v) below;

(iii) Transfers for no consideration of Interests between a holder of an Interest and such holder's legal guardian or conservator;

(iv) Transfers for no consideration of Interests of a deceased Member to such Member's executors or administrators or to trustees under such Member's will and thereafter to Permitted Transferees enumerated in clause (ii) above or (v) below;

(v) Transfers for no consideration of up to fifty percent (50%) of the Interests of a Member to the spouse of such Member, to any of such Member's children or their issue (or to custodians for the benefit of minor children or issue), or to such Member's parents or siblings;

(vi) Transfers of Interests by a Member to any of its Affiliates;

(vii) Transfers of Interests by a Member pursuant to and in compliance with Section 6.5;

(viii) Repurchase of Interests from a departing Employee; and

(ix) after the conversion of the Company to corporate form pursuant to ARTICLE VII, the sale by (A) any other Member of shares of common stock of the Company's successor corporation that are issued in respect of the Units issued to such other Member pursuant to the Purchase Agreement; and (B) any holder of Units issued pursuant to any Equity Agreement of vested shares of common stock of the Company's successor corporation that are issued in respect of such Units; *provided* that (1) all such sales must and may only be made in compliance with Section 7.3; and (2) no shares may be sold pursuant to sub-clause (B) thereof unless they have vested and are no longer subject to repurchase or forfeiture under the terms of any applicable Equity Agreement;

provided that (x) for the purposes of clauses (i) and (ii) above, a trust may include beneficiaries who are not Permitted Transferees enumerated in clause (v) above if such beneficiaries either hold contingent remainder interests in the trust that are so remote as to be negligible, or if the terms of the trust provide that in no event may Interests be distributed to such beneficiaries, (y) Interests Transferred pursuant to the foregoing clauses (i) – (v) may not be further Transferred under such clauses except to a Person that would have been a Permitted Transferee thereof from the Initial Member who held such Interests, and for this purpose the vesting at any time of an interest in a trust in a beneficiary thereof who is not a Permitted Transferee enumerated in clause (v) above shall constitute a further Transfer as of the date of such vesting, and (z) Interests Transferred pursuant to clauses (ii) and (v) above shall be aggregated.

"**Person**" means any natural person or corporation, limited liability company, partnership, trust or other entity.

"**Preferred Manager**" has the meaning specified in Section 2.3(b).

"**Preferred Member**" means each Member who holds Preferred Units as designated on the Register (as it may be amended from time to time by the Board), including any Person who is admitted as a Preferred Member by the Board after the Effective Date in accordance with this Agreement.

"**Preferred Units**" means the Units designated as "Class A Preferred Units" on the date of issuance thereof, as well as any other equity interests into which the same have been converted or exchanged.

"**Proportionate Percentage**" of a Qualified Member has the meaning specified in Section 3.4(e).

"**Proposed Treasury Regulation**" has the meaning specified in Section 3.3(d).

"**Purchase Agreement**" means that certain Membership Interest Purchase Agreement, effective as of February 18, 2025, by and among the Company, and the individual sellers referenced therein.

"**Purchase Price**" has the meaning specified in Section 6.4(a).

"**Public Offering**" means the initial listing of equity securities of the Company (or its successor) on the Nasdaq Stock Market, the New York Stok Exchange or another internationally recognized securities exchange approved by the Board (or similar governing body), by means of an effective registration statement on Form S-1 (or any successor form) filed with the Securities and Exchange Commission, whether or not with a related underwritten offering of such equity securities.

"**Qualified Member**" means each Preferred Member, and Class A Common Member in either case, that is an "accredited investor" under Regulation D promulgated under the Securities Act (as determined by the Company).

"**Register**" has the meaning specified in Section 3.3(b).

"**Regulations**" means the Treasury Regulations promulgated under the Code, as amended from time to time.

"**Related Companies**" means, collectively, the Company and each Subsidiary of the Company.

"**Remaining Members**" has the meaning specified in Section 6.4(a).

"**Reporting Requirements**" has the meaning specified in Section 9.24.

"**Representative**" has the meaning specified in Section 9.19.

"**Repurchase Right**" has the meaning specified in Section 3.4(i).

"**Return Notice**" has the meaning specified in Section 6.4(a).

"**Reviewed Year Member**" means any Person who held an Interest during a "reviewed year" of the Company (within the meaning of the Centralized Partnership Audit Regime) regardless of whether such Person held an Interest during the applicable "adjustment year" of the Company (within the meaning the Centralized Partnership Audit Regime).

"**Reviewed Year**" means any taxable year that is subject to the partnership audit procedures of the Bipartisan Budget Act of 2015 and for which the Company does not elect out under Code Section 6221.

"**Right of First Option**" has the meaning specified in Section 3.4(i).

"**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"**Subject Interests**" has the meaning specified in Section 6.7(a).

"**Subsidiaries**" has the meaning specified in Section 3.4(f).

"**Subsidiary Asset Transfer**" has the meaning specified in the definition of Change of Control.

"**Tag-Along Transaction**" has the meaning specified in Section 6.6(a).

"**Tag Along Transfer Notice**" has the meaning specified in Section 6.6(b).

"**Target Amounts**" has the meaning specified in Section 4.3.

"**Tax Items**" means items of income, gain, deduction, loss or credit for U.S. federal income tax purposes.

"**Tax Proceeding**" has the meaning specified in Section 9.4(a).

"**Tax Rate**" means fifty percent (50%); *provided* that the Board may increase or decrease such rate to take into account any change in U.S. federal, state, local or foreign tax laws and regulations and may apply different or separate rates to different classes of income or gain.

"**Transaction Documents**" has the meaning specified in Section 2.5(c).

"**Transfer**" has the meaning specified in Section 6.1.

"**Transferring Member**" has the meaning specified in Section 6.4(a).

"**Transparency Act**" has the meaning specified in Section 9.24.

"**Undersubscription Notice**" has the meaning specified in Section 6.4(d).

"**Unit**" means any unit representing an equity interest in the Company, including the Class A Common Units, the Class B Common Units, the Preferred Units and any other equity interest in the Company outstanding from time to time and designated as a "Unit".

"**Unit Equivalents**" means any Unit convertible into or exchangeable for Units or any right, warrant or option to acquire Units or such convertible or exchangeable Units.

"**Warrant**" has the meaning specified in the recitals.

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